Confidentially submitted to the U.S. Securities and Exchange Commission on March 28, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________

SPEED GROUP HOLDingS LIMITED

(Exact name of Registrant as specified in its charter)

__________________________________

Not Applicable
(Translation of Registrant’s name into English)

__________________________________

Cayman Islands	4731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

Office D, 19/F
EGL Tower, 83 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: + (852) 3460-5311
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

__________________________________

c/o Cogency Global Inc.
122 East 2nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________

Copies to:

[Sanny Choi, Esq. Clement Au, Esq.] CFN Lawyers LLC 418 Broadway #4607 Albany, New York 12207 (646) 386-8128	[Lawrence Venick, Esq. xxxx] Loeb&Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000

__________________________________

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 7(a)(2)(B) of the Securities Act. ☐

____________

†       The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	Dated [ ], 2025

1,500,000 Ordinary Shares

Speed Group Holdings Limited

This is the initial public offering of the ordinary shares of Speed Group Holdings Limited (“Speed Group”), par value $0.0001 per share (“Ordinary Shares”). We are offering on a firm commitment basis 1,500,000 ordinary shares. We expect the initial public offering price of the shares to be in the range of $4.00 to $6.00 per Ordinary Share. Prior to the completion of this offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market (“NASDAQ”). We have reserved the trading symbol “SPED” for listing on the NASDAQ. There is no guarantee or assurance that our Ordinary Shares will be approved for listing on NASDAQ. However, we will not complete this offering unless we are so listed.

The offering is being made on a “firm commitment” basis by R.F. Lafferty & Co., Inc. See “Underwriting.”

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations in Hong Kong by its Operating Subsidiary.

Speed Group is a Cayman Islands holding company with no material operations of its own, and we conduct our operations in Hong Kong through our Operating Subsidiary (as defined below). References to the “Company,” “we,” “us,” and “our” in the prospectus are to Speed Group, the Cayman Islands entity that will issue the Ordinary Shares being offered. This is an offering of the Ordinary Shares of Speed Group, the Cayman Islands holding company, and not of the shares of the Operating Subsidiary. Investors in this offering may never directly hold any equity interests in the Operating Subsidiary.

Investing in the Shares is highly speculative and involves a high degree of risk. Before buying any Ordinary Shares, you should carefully read the discussion of material risks of investing in the Shares in “Risk Factors” beginning on page 17 of this prospectus.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. Due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. We may also be subject to unique risks due to the uncertainty of the interpretation and application of PRC laws and regulations.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations and/or the value of our securities;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

The legal and operational risks associated in operating in the PRC also apply to the Operating Subsidiary’s operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to the Operating Subsidiary and us, given the substantial operations of the Operating Subsidiary in Hong Kong and the possibilities that Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that the Operating Subsidiary is to become subject to laws and regulations of the PRC, these risks could result in material costs to ensure compliance, fines, material changes in our operations and/or the value of the securities we are registering for sale, and/or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, if the recent regulatory actions of the PRC government on data security, anti-monopoly or other data-related laws and regulations were to apply to us and/or our subsidiaries, we and/or our subsidiaries could become subject to certain anti-monopoly, cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and/or our subsidiaries and may materially and adversely affect our subsidiaries’ business and our results of operations. We believe that we and the Operating Subsidiary is not currently required to obtain permission from or complete filing procedure with the PRC and/or Hong Kong government authorities to list on a U.S. securities exchange and consummate this offering, including the permission requirement or complete filing procedure for any data security or anti-monopoly concerns. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange in the United States, or even when such permission is obtained or such filing is completed, it will not be subsequently denied or rescinded. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 35; and “Risk Factors — Risks Related to Doing Business in Hong Kong — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 36.

We are aware that recently the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. See “Prospectus Summary — Recent Regulatory Development in the PRC” beginning on page [    ].

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in mainland China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021), which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulates those operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the (“Operators”)

carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings, or other similar rights of a domestic company that operates its main business domestically. The CSRC Filing Rules state that any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes, and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering.

The Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, who may be mainland China individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering). The Measures for Cybersecurity Review (2021), PRC Data Security Law, the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations currently does not have an impact on our business, operations or this offering, nor are we or the Operating Subsidiary are covered by permission requirements from the CAC that is required to approve our Hong Kong subsidiaries’ operations and our offering, as our Hong Kong subsidiaries will not be deemed to be an “Operator” or a “data processor” that required to file for cybersecurity review before listing in the United States, because: (i) the Operating Subsidiary was incorporated in Hong Kong and operate only in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the Personal Information Protection Law and the Draft Overseas Listing Regulations does not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, the Operating Subsidiary has in aggregate collected and stored personal information of far less than one million users; (iii) all of the data the Operating Subsidiary has collected is stored in servers located in Hong Kong, and we and the Operating Subsidiary do not place any reliance on collection and processing of any personal information to maintain our business operation; (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a CSRC review, nor has received any inquiry, notice, warning, or sanction in such respect initiated by the CAC or related governmental regulatory authorities; and (v) data processed in our business should not have a bearing on national security nor affect or may affect national security, and we and the Operating Subsidiary have not been notified by any authorities of being classified as an Operator. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, based on the PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by mainland China authorities, neither we, nor the Operating Subsidiary in Hong Kong are currently required to obtain any permission or approval from the mainland China government authorities, including the CSRC and CAC, to operate our business or to offer the securities being registered to foreign investors. As of the date of this prospectus, neither we nor the Operating Subsidiary have ever applied for any such permission or approval.

However, given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, CSRC Filing Rules, PRC Personal Information Protection Law, relevant mainland China data privacy, cybersecurity laws and other regulations. Since the CSRC Filing Rules are newly promulgated, their interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If the CSRC Filing Rules become applicable to us or the Operating Subsidiary in Hong Kong, if the Operating Subsidiary is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to the Operating Subsidiary in Hong Kong, the business operation of the Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. While, we do not believe we are covered by the permission requirements from CSRC or CAC, investors of our company and our business may face potential uncertainty from actions taken by the PRC government affecting our business. If the applicable laws, regulations, or interpretations change and the Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that the Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in Hong Kong — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 36.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. The PRC government may also intervene or impose restrictions on our ability to move out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or any of our subsidiaries to obtain regulatory approval from PRC authorities before this offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of the Shares to significantly decline or become worthless. See “Prospectus Summary — Recent Regulatory Developments in the PRC” beginning on page [    ].

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been recently imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, the Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, AssentSure PAC, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess AssentSure PAC’s compliance with applicable professional standards. AssentSure PAC is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis with the latest inspection in September 2024. As of the date of this prospectus, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Risk Factors — Risks Relating to The Shares — Although the audit report included in this prospectus is prepared by PCAOB registered auditor who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted” on page [    ]. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of the Shares to be materially and adversely affected.

Our management monitors the cash position of the Operating Subsidiary regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfil its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Financial Controller and subject to approval by our board of directors (“Board of Directors”).

For Speed Group to transfer cash to its subsidiaries, Speed Group is permitted under the laws of the Cayman Islands and Memorandum and Articles (as defined below) to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions. As a holding company, Speed Group may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of Speed Group’s subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Speed Group. During the fiscal years ended June 30, 2024 and 2023, Speed Group and Speed Logistics Global Limited did not declare or pay any dividends and there was no transfer of assets among Speed Group and its subsidiaries. We do not have any current intentions to distribute further earnings. If we decide to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from the Operating Subsidiary by way of dividend payments. See “Dividend Policy,” “Risk Factors — Risks Related to The Shares — We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 30, and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm” for further details. Upon the completion of this offering, we will be a “controlled company” as defined under Nasdaq Stock Market Rules because Jie Zhao, Cheuk Man Chui and Jinruo Zhang, who are members of our board of directors and executive officers of the Company will beneficially own 73.45% of our total outstanding Ordinary Shares assuming the underwriters do not exercise their over-allotment option, or 72.47% of our total outstanding Ordinary Shares if the underwriters exercise their over-allotment option in full. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements under the Nasdaq Listing Rules.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 17 of this prospectus for a discussion of information that should be considered before making a decision to purchase our Ordinary Shares.

The terms “the Company”, “Speed Group”, “we”, “us”, “our company”, and “our” refer to Speed Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and its subsidiaries. We currently conduct our business through our wholly owned subsidiary Speed Logistics Global Limited, a Hong Kong company, which engage in logistics services, primarily, to e-commerce client(s), shipping small parcels from Hong Kong to end nodes in Europe and North America. The securities offered in this prospectus are securities of Speed Group Holdings Limited, our Cayman Islands holding company and investors are purchasing an interest in Speed Group Holdings Limited, not our operating entity in Hong Kong.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$5.00	$7,500,000
Underwriting discounts	0.35	$525,000
Proceeds to us, before expenses	$4.65	$6,975,000

____________

(1)      We have agreed to pay the underwriter a discount equal to 7.0% of the public offering price.

(2)      We does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to R.F. Lafferty & Co., Inc., the underwriter. For a detailed description of the compensation to be received by the underwriter, see “Underwriting.”

The offering is being made on a “firm commitment” basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted the underwriter (the “Underwriter”), an option for a period of 45 days after the closing of this offering to purchase up to 225,000 additional Ordinary Shares from us at the IPO price (or 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the Underwriter exercises this option in full, and assuming an offering price of $5.00 per Ordinary Share, the total gross proceeds to us, before underwriting discounts and expenses, will be $8,625,000.

The Underwriter expects to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about •, 2025.

The date of this prospectus is •, 2025

i

About this Prospectus

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares.

For investors outside the United States, neither we nor the Underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

Until and including •, 2025 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. Neither we nor the Underwriter have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the Underwriter take no responsibility for and can provide no assurances as to the reliability of any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

ii

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, but excluding Taiwan, for the purpose of this prospectus only;

•        “Chinese government”, “PRC government”, “PRC governmental authority”, “PRC governmental authorities” are to the government and governmental authorities of mainland China, for the purpose of this prospectus only;

•        “Cayman Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

•        “Ordinary Share(s)” are to the ordinary shares of Speed Group with a par value of US$0.0001 per share;

•        “our operating subsidiary” or “operating subsidiary” or “operating entity” are to Speed Logistics;

•        “PCAOB” are to the Public Company Accounting Oversight Board;

•        “IPO” are to an initial public offering of securities;

•        “Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•        “HK$” or “HKD” are to the Hong Kong dollar, the legal currency of Hong Kong;

•        “Major Strategic” are to Major Strategic Investment Limited, which was incorporated under the laws of British Virgin Islands on November 1, 2024 and is a wholly owned operating subsidiary of Speed Group;

•        “Securities Act” are to the U.S. Securities Act of 1933, as amended;

•        “Speed Group” “we,” “us,” “our company,” “the Company,” “Registrant,” and “our” are to Speed Group Holdings Limited, a Cayman Islands exempted company with limited liability incorporated on September 30, 2024, and its directly and indirectly owned subsidiary;

•        “Speed Logistics” are to Speed Logistics Global Limited, which was incorporated under the laws of Hong Kong on June 23, 2021 and is a wholly owned operating subsidiary of Major Strategic;

•        “US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

Our business is conducted by our subsidiary in Hong Kong, using the Hong Kong dollar. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of HKD to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Speed Group’s fiscal year ends on June 30.

iii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 17. We note that our actual results and future events may differ significantly based upon a number of factors. This prospectus contains information from an industry report commissioned by us dated January 2025 and prepared by Mordor Intelligence Private Limited (“Mordor Intelligence”), an independent research firm, to provide information regarding our industry and our market position in Hong Kong. We refer to this report as the “Industry Report” The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Business Overview

We are a holding company incorporated in the Cayman Islands. Our ordinary shares offered in this prospectus are shares of our Cayman Islands holding company. As a holding company with no material operations of our own, we conduct our business through our operating subsidiary in Hong Kong. We own 100% equity interest of all our subsidiary and do not have a variable interest entity, or VIE, structure.

Though our operating subsidiary, we are an emerging e-commerce logistics provider providing end-to-end logistics solution in Hong Kong, Europe and North America. Our mission is to combine our experience, knowledge, and network with flexibility and agility to provide a one-stop logistics solution to customers and enterprises. We are providing logistics services, primarily, to e-commerce client(s), shipping small parcels from Hong Kong to end nodes in Europe and North America. The services packages include warehousing, customs clearance, air transportation, and final delivery from the European airports, and to the end node clients’ addresses. As an e-commerce logistics provider, we provide integrated cross-border logistics services from Hong Kong to Europe and North America, where we provide customers with a one-stop solution, from parcel consolidation to Freight forwarding services forwarding, customs clearance, on-carriage parcel transportation, and delivery. We rely on our own proprietary all-in-one shipping solution, which has been or can be connected to the customer’s own IT systems (such as enterprise resource planning (ERP) systems, customer relationship management (CRM) systems or booking management systems,) on one end and the transportation management systems (TMS) of our ground transportation service providers on the other end, to facilitate effective logistics management.

SPEED
LOGISTICS
快運環球物流有限公司
SPEEDLOGISTICS GLOBAL LIMITED
Storage , E-commerce Logistics , Air freight serivce
E-mail : info@slg-hk.com
Hot line : 3460 5311
Website : www.slg-hk.com

TOUBOKU 東沐
SPEED
LOGISTICS
快運環球物流有限公司
SPEEDLOGISTICS GLOBAL LIMITED
Storage , E-commerce Logistics
E-mail : info@slg-hk.com
Website : www.slg-hk.com
SJ966

SPEED
LOGISTICS
快運環球物流有限公司
SPEEDLOGISTICS GLOBAL LIMITED
Storage , E-commerce Logistics , Air freight serivce
E-mail : info@slg-hk.com
Hot line : 3460 5311
Website : www.slg-hk.com

Other than integrated cross-border logistics services, we also provide fragmented logistics services, which typically include freight forwarding services, to customers and enterprises at their own choice.

Furthermore, we provide on-demand warehousing and/or delivery services for customers.

Our revenue for the years ended June 30, 2023 and 2024 are $5,268,163 and $17,896,187, respectively.

We are continuously improving our supply chain construction, we have over 20 Freight forwarding services routes, covering 4 continents as at the date of this prospectus.

Mission

Our mission is to combine our experience, knowledge, and network with flexibility and agility to provide a one-stop logistics solution to customers and enterprises. We are providing logistics services, primarily, to e-commerce client(s), shipping small parcels from Hong Kong to end nodes in Europe and North America. The services packages include warehousing, customs clearance, air transportation, and final delivery from the European airports, and to the end node clients’ addresses. As an e-commerce logistics provider, we provide integrated cross-border logistics services from Hong Kong to Europe and North America, where we provide customers with a one-stop solution, from parcel consolidation to Freight forwarding services forwarding, customs clearance, on-carriage parcel transportation, and delivery. We rely on our own proprietary all-in-one shipping solution, which has been or can be connected to the customer’s own IT systems (such as enterprise resource planning (ERP) systems, customer relationship management (CRM) systems or booking management systems,) on one end and the transportation management systems (TMS) of our ground transportation service providers on the other end, to facilitate effective logistics management.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and are key drivers of our success:

•        We are an 3rd party logistics solutions provider, our e-commence service offers a range of direct injection service covering over dozens of countries world-wide. Our Advantages are providing full logistics solutions for our customers, including door to door service with fully tracked system;

•        We have a stable business relationship with Freight forwarding services carriers which enhances our competitiveness in our business;

•        We have established a strong presence in Hong Kong, Europe and North America;

•        Our integrated cross-border logistics services and Freight forwarding services forwarding services are primarily operated for direct injection of parcels and cargos into Europe and North America. Over the years, we have established close relationships with the local ground transportation service providers in Europe and North America, who are mainly government-owned enterprises. Our affinity with the local ground transportation service providers has been enhanced with the integration of all-in-one shipping solution into their Transportation Management Systems (TMS).

•        We leverage upon a strong established network created by our local ground transportation service providers to reinforce our presence in Europe and North America;

•        We offer cost-efficient customizable, one-stop integrated cross-border logistics and Freight forwarding services forwarding services to accommodate our customers’ various logistics needs;

•        Our proprietary all-in-one shipping solution provides operational efficiency and facilitates effective logistics management;

•        We are a trusted provider of integrated cross-border logistics services, including Freight forwarding services forwarding and related logistics solutions. Our commitment is to meet the diverse and evolving needs of our customers by offering cost-efficient, one-stop solutions that encompass the entire logistics spectrum. This enables our clients to concentrate on their core business operations while entrusting their logistics requirements to us. Our extensive network of partnerships with Freight forwarding services carriers, customs clearance companies, ground transportation providers, and delivery services ensures a seamless and hassle-free experience for our customers. We offer highly customizable logistics services, allowing customers to either engage our comprehensive, integrated cross-border solutions which cover everything from parcel consolidation to delivery or select individual segments of our logistics offerings along the supply chain.

•        Our management and staff have extensive experience and in-depth industry knowledge.

Our Strategies

We intend to pursue the following strategies to further expand our business:

•        Enhance our business presence in Hong Kong, Europe, North America and South America;

•        Enhance the use of information technology into intelligent delivery and collection solutions;

•        Expand our logistics services into different verticals of the logistics supply chain;

•        Pursue strategic alliances and select acquisition opportunities;

•        To support the expansion of our business, we also plan to recruit additional personnel comprising of staff and managers who are experienced in the logistics services to support our operation.

Our Growth Strategy

In order to enhance our competitive position and expand our market, we intend to pursue the following strategies and leverage our strengths to further grow our business:

•        Establish additional alliances with Freight forwarding services carriers, overseas logistics firms, and other partners that align with our business objectives. We also intend to pursue targeted acquisitions, investments, joint ventures, and partnerships that complement our operations. We will collaborate with both domestic and international partners to enhance our global presence and diversify our service offerings in international markets. To deepen our reach in existing markets, we plan to expand our service portfolio, improve our integrated cross-border logistics solutions, and explore opportunities in new countries and regions;

•        We understand the significance of fostering stable relationships with our current customers. To support this goal, we intend to strengthen our sales and marketing initiatives through a range of activities. A key aspect of our strategy will be to enhance communication with our existing clients, ensuring we stay informed about the latest market trends and developments. This approach will enable us to create business and marketing strategies that align with current market demands;

•        Throughout our business operations, we have gathered valuable delivery and purchasing behavior data from e-commerce shoppers and customers. We plan to utilize this “big data” to generate statistical insights for internal analysis and enhance our sales efforts by targeting specific shippers and customers in markets with high online shopping demand. Additionally, we intend to introduce referral programs for existing customers, recognizing the importance of diversifying our customer base;

•        To facilitate our business expansion, we aim to hire additional staff and managers with expertise in logistics services to support our operations. We also seek to recruit sales and marketing professionals with e-commerce knowledge and established customer networks to strengthen our sales and marketing efforts;

•        By implementing this strategy, we believe we can not only solidify our existing customer base but also diversify it, thereby enhancing our competitive advantage.

•        Continuously optimize our logistics management system (CRM and TMS) to enhance the automation and intelligence of order management, cargo tracking, and inventory management. Plan to artificial intelligence and automation technologies to improve warehousing and delivery processes, reduce labor costs, and enhance logistics efficiency.

Corporate History and Structure

Speed Group Holdings Limited (“Speed Group” or the “Company”) is an exempted company incorporated in the Cayman Islands, with limited liability on September 30, 2024 as a holding company. The Company operates, through its wholly owned subsidiaries, Major Strategic Investment Limited (“Major Strategic”), a holding company in the BVI and Speed Logistics, an operating entity in Hong Kong.

The Company is the parent company of Major Strategic, a BVI business company incorporated on November 1, 2024, which in turn wholly owns Speed Logistics, a Hong Kong company incorporated on June 23, 2021.

Prior to the Reorganization described below, Speed Logistics was owned by Cheuk Man Chui and Jinruo Zhang. Chui and Zhang owned 6,000 and 4,000 shares of Speed Logistics respectively. The 10,000 shares constitute all the issued and outstanding shares of Speed Logistics.

Reorganization:

On September 30, 2024, one (1) Ordinary Share was allotted and issued as fully paid to an initial subscriber, an independent third party. Subsequently on November 4, 2024, this one (1) Ordinary Share was transferred to Times Fortune Investment Company Limited. On November 4, 2024, 4,469,999 Ordinary Shares were allotted and issued as fully paid to Times Fortune Investment Company Limited. at a consideration of US$446.9999.

Subsequently, on the same day, Speed Group allotted and issued 3,825,000 Ordinary Shares at a par value of US$0.0001 per Ordinary Share, credited as fully-paid in its share capital, to each of Fortune Centre International Limited and Superb Capital Group Limited. Also on the same day, Speed Group allotted and issued 720,000 Ordinary Shares to each of Forever Billions Corporate Development Limited, World Capital Investment Company Limited, Kam Shun Chau and Wei Feng for a consideration of US$72, representing 4.8% of the entire issued share capital of the Company for each of the four (4) shareholders.

On November 1, 2024, Major Strategic was incorporated in the British Virgin Islands by Speed Group, and 50,000 ordinary shares of Major Strategic were issued to Speed Group.

On November 15, 2024, all issued and outstandings shares of Speed Logistics were transferred by the shareholders to Speed Group in Cayman Islands pursuant to the laws of Cayman Islands.

Forever Billions Corporate Development Limited, World Capital Investment Company Limited, Kam Shun Chau and Wei Feng, all of whom and their ultimate beneficial owners Ying Li and Dalong Tian have no affiliation with us.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise the over-allotment option):

As of the date of this prospectus

Immediately upon the completion of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares

We are offering 1,500,000 Ordinary Shares, representing 9.09% of the issued and outstanding Ordinary Shares following completion of the offering of Speed Group, assuming the Underwriters do not exercise the Over-Allotment Option.

Upon the completion of this offering, 16,500,000 Ordinary Shares will be outstanding. Speed Group will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering under the Public Offering Prospectus and the offering of the Ordinary Shares under the Resale Prospectus, the Controlling Shareholders of Speed Group will own 12,120,000 of the total issued and outstanding Ordinary Shares through Times Fortune Investment Company Limited, Fortune Centre International Limited and Superb Capital Group Limited, representing approximately 73.45% of the total voting power.

Holding Company Structure

Speed Group is a Cayman Islands holding company with no material operations of its own, and we conduct our operations primarily in Hong Kong through the operating subsidiary. This is an offering of the Ordinary Shares of Speed Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the operating subsidiary.

As a result of our corporate structure, Speed Group’s ability to pay dividends may depend upon dividends paid by the Operating Subsidiary. If our operating subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash To and From Our Subsidiary

Speed Group has no operations of its own. It conducts its operations in Hong Kong through the Operating Entity. Speed Group may rely on dividends or payments to be paid by our Operating Entity to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our Operating Entity incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: (i) funds are transferred from Speed Group, our holding company incorporated in Cayman Islands, to our Operating Entity in Hong Kong through Major Strategic, our intermediate holding company, in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Entity in Hong Kong to Speed Group through Major Strategic.

There is no restriction under the Cayman Islands law on the amount of funding that Speed Group may provide to its subsidiary in Hong Kong through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Speed Group. The Operating Entity is also permitted under the laws of Hong Kong, to provide funding to Speed Group, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Entity in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Cayman Companies Act and our Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend out of our lawfully available funds to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and Speed Group will be able to satisfy debts as they fall due in the ordinary course of business. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Speed Group and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the Operating Entity to Speed Group and U.S. investors. See “Regulations” on page 88 and “Dividend Policy” on page 51.

For the year ended June 30, 2023, our Operating Entity, Speed Logistics approved and declared a dividend of $252,308 (equivalent to HK$1,968,000). For the year ended June 30, 2024, Speed Logistics approved and declared a dividend of $567,256 (equivalent to HK$4,424,600).

If we determine to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments. Speed Group is permitted under the laws of Cayman Islands and its Memorandum and Articles to provide funding to its subsidiaries through loans or capital contributions. The Operating Entity is permitted under the laws of Hong Kong to provide funding to Speed Group through dividend distributions without restrictions on the amount of the funds distributed.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Subject to the Cayman Islands laws and our Memorandum and Articles, our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entity, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our shareholders after the completion of the IPO.

The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Speed Group and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to Speed Group and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” The PRC laws and regulations do not currently have any material impact on transfer of cash from Speed Group to our Operating Entity nor from our Operating Entity to Speed Group and the investors in the U.S. There is currently no restriction or limitation under the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and our Operating Entity in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Entity in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

See “Dividend Policy”, “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”, “Risk Factors — Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain”, and Consolidated Statements of Change in Shareholders’ Equity in the audited financial statements contained in this prospectus for more information.

Implications of Being a “Foreign Private Issuer”

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, the Operating Subsidiary has obtained all requisite licenses and approvals for the operation of their respective business in Hong Kong which remain in force and have not been suspended or revoked. The personnel of the Operating Subsidiary are also subject to the relevant laws and regulations. As of the date of this prospectus, Speed Group is not required to obtain any permission or approval from Hong Kong authorities to issue the Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the United State and to issue the Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations.

As of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Ordinary Shares to foreign investors or operate the business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Operating Subsidiary was established and operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. Speed Group and the Operating Subsidiary are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority.

Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution (the “Basic Law”). The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face similar regulatory risks as those operated in mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Implications of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed US$1.235 billion, or we issue more than US$1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

Our principal executive offices are located at Office D, 19/F, EGL Tower, 83 Hung To Road, Kwun Tong, Kowloon, Hong Kong. Our telephone number at this address is +852 3460-5311. Our registered office in the Cayman Islands is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://slghk.com/en/. The information contained on our website is not a part of this prospectus.

Summary of Risk Factors

We are a holding company incorporated in the Cayman Islands, investing in our Ordinary Shares involves significant risks. All of our revenues were generated by our Hong Kong operating subsidiary. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. Market risks include economic fluctuations and increased competition, while regulatory and compliance risks stem from changing laws that may raise operational costs. Operational risks involve supply chain disruptions and technological failures, while financial risks encompass liquidity issues and currency fluctuations. Reputational risks can arise from negative public perception and stakeholder relationships, and strategic risks may result from ineffective execution of business strategies or challenges in mergers and acquisitions. Additionally, human resource risks related to talent retention and labor disputes, global risks such as geopolitical instability and pandemics, environmental risks tied to climate change and sustainability concerns, and technological risks from rapid advancements and cybersecurity threats further complicate the landscape. A comprehensive understanding and proactive management of these risks are essential for long-term success.

Risks Related to Our Business

•        We have a limited operating history in an evolving market, which makes it difficult to evaluate our future prospects. (see page ___ of this prospectus)

•        We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues. (see page ___ of this prospectus)

Risks Relating to Doing Business in Hong Kong

Doing business in Hong Kong presents a unique set of risks that companies must navigate carefully. While Hong Kong has long been viewed as a global financial hub with a robust legal framework, recent developments have introduced complexities that could affect business operations and investment decisions.

•        Political and Social Unrest:    The ongoing political tensions and social unrest in Hong Kong, particularly since the implementation of the National Security Law in 2020, pose significant risks. Companies may face operational disruptions due to protests, strikes, or government interventions, which can impact supply chains and market access. Additionally, there may be increased scrutiny of foreign businesses perceived as politically sensitive.

•        Legal and Regulatory Environment:    The legal landscape in Hong Kong is evolving, with potential shifts in regulatory compliance and enforcement practices. The introduction of new laws may affect labor rights, data privacy, and corporate governance. Companies may need to adapt quickly to these changes to remain compliant, which could increase operational costs and legal risks.

•        Economic Dependency on Mainland China:    Hong Kong’s economy is closely tied to Mainland China, making it vulnerable to economic fluctuations and policy changes in the mainland. Any shifts in trade policies, tariffs, or economic conditions in China can have immediate repercussions for businesses operating in Hong Kong, affecting profitability and market stability.

•        Foreign Relations and Geopolitical Tensions:    The geopolitical landscape, particularly tensions between the U.S. and China, can create uncertainties for businesses in Hong Kong. Sanctions, trade restrictions, or diplomatic conflicts may impact operations and market access, especially for companies dealing with sensitive technologies or industries.

•        Reputation and Brand Risk:    Companies operating in Hong Kong may face reputational risks associated with the political climate. Consumers and stakeholders increasingly favor businesses that align with their values, and perceived complicity in local governance issues may lead to boycotts or negative publicity, affecting brand loyalty and sales.

•        Talent Acquisition and Retention:    The changing environment may affect the availability and retention of skilled talent. Political unrest and uncertainty may deter expatriates from relocating to Hong Kong, while local talent may seek opportunities elsewhere, leading to challenges in maintaining a skilled workforce.

•        Financial Market Volatility:    Hong Kong’s financial markets can be susceptible to volatility due to external factors, including changes in interest rates, currency fluctuations, and global economic conditions. Businesses may face challenges in securing financing or managing investment risks in such an environment.

•        Cybersecurity Threats:    With increasing digitalization and reliance on technology, businesses in Hong Kong are at risk of cyberattacks and data breaches. The political climate may exacerbate these risks as hackers could target companies for political motives, resulting in financial losses and damage to reputation.

Risks Related to Our Ordinary Shares and This Offering

•        There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all. (see page 40 of this prospectus)

•        We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. (see page 42 of this prospectus)

•        We are not likely to pay cash dividends in the foreseeable future. (see page 42 of this prospectus)

These risks are discussed more fully in the section titled “Risk Factors” beginning on page 17 of this prospectus, and other information included in this prospectus, for a discussion of these and other risks and uncertainties that we face.

The Offering

Below is a summary of the terms of the offering:

Issuer:	Speed Group Holdings Limited
Securities being offered:	1,500,000 Ordinary Shares.
Initial offering price:	We currently estimate that the initial public offering price will be between $4.00 and $6.00 per Ordinary Share.
Number of Ordinary Shares outstanding before the offering:	15,000,000 of our Ordinary Shares are outstanding as of the date of this prospectus.
Over-allotment option	We have granted the Underwriter an option for a period of 45 days to purchase up to an aggregate of 225,000 additional Ordinary Shares.
Number of Ordinary Shares Outstanding After the Offering[1]:	16,500,000 Ordinary Shares assuming no exercise of the Underwriter’s over-allotment option. 16,725,000 Ordinary Shares assuming full exercise of the Underwriter’s over-allotment option.
Gross proceeds to us, net of underwriting discounts but before expenses:	$6,975,000.
Use of proceeds:

We intend to use the net proceeds of this offering: (1) 30% for market expansion, business development and marketing; (2) 20% for technology innovation; (3)15% for enhancing warehousing and distribution capabilities; and (4) remainder for other general corporate purposes and working capital, see “Use of Proceeds” on page 50.

Lock-up

All of our directors and officers and certain shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of three months after the effectiveness of the registration statement, of which this prospectus forms a part. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Transfer Agent	[ ]
Proposed Nasdaq Symbol:	We have applied to have the Shares listed on the Nasdaq Capital Market under the symbol “SPED”
Risk factors:

Investing in our Ordinary Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 17.

____________

1        Excludes Ordinary Shares pursuant to the Underwriter’s over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summarizes the consolidated statements of operations and comprehensive income for the year ended June 30, 2024 and 2023, and the consolidated balance sheets as of June 30, 2024 and 2023 have been derived from our consolidated financial statements included elsewhere in this prospectus. The financial data set forth below should be read in conjunction with and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future period.

The following table presents our summary consolidated statements of operations and comprehensive income for the years ended June 30, 2024 and 2023:

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2024	2023
Revenues	$17,896,187	$5,268,163
Total revenues	17,896,187	5,268,163

Cost of revenues – third parties	(15,346,561)	(4,558,879)
Cost of revenues – related party	(182,716)	—
Total cost of revenues	(15,529,277)	(4,558,879)

Gross profit	2,366,910	709,284

Operating expenses
General and administrative expenses	(447,222)	(343,784)
Total operating expenses	(447,222)	(343,784)

Income from operations	1,919,688	365,500

Other income (expense), net
Interest income	8,835	1,618
Interest expense	(2,128)	(1,199)
Sundry income	1,208	—
Total other income, net	7,915	419

Income before income tax expenses	1,927,603	365,919
Income tax expenses	(301,270)	(37,839)
Net income, representing total comprehensive income	1,626,333	328,080

Earnings per share:
Basic and diluted	$0.11	$0.02

Weighted average number of ordinary shares outstanding:
Ordinary shares – Basic and diluted	15,000,000	15,000,000

The following table presents our summary consolidated balance sheets as of June 30, 2024 and 2023:

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2024	2023
Assets
Current Assets
Cash and cash equivalents	$2,586,373	$293,285
Accounts receivable, net	2,413,637	934,284
Contract assets	1,078,939	18,444
Amounts due from a related party, net	12,821	—
Deposits and other receivables, net	48,053	16,282
Total current assets	6,139,823	1,262,295

Non-current assets
Property and equipment, net	5,864	20,711
Operating lease right-of-use assets	18,620	41,221
Total non-current assets	24,484	61,932
Total assets	$6,164,307	$1,324,227

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$3,088,350	$735,884
Accounts payable – related party	26,265	—
Deferred revenue	1,311,094	400,256
Amounts due to related parties	230,769	—
Income tax payable	339,109	37,839
Operating lease liabilities, current	18,899	25,893
Accrued expenses and other liabilities	3,846	21,621
Total current liabilities	5,018,332	1,221,493

Non-current liabilities
Operating lease liabilities, non-current	—	15,836
Total non-current liabilities	—	15,836
Total liabilities	5,018,332	1,237,329

Commitments and contingencies

Shareholders’ equity
Preferred shares US$0.0001 par value, 15,000,000 authorized; nil share issued and outstanding as of June 30, 2024 and 2023 Ordinary shares US$0.0001 par value, 85,000,000 shares authorized, 15,000,000 shares issued and outstanding as of June 30, 2024 and 2023*	—	—
Additional paid-in capital	1,282	1,282
Retained earnings	1,144,693	85,616
Total shareholders’ equity	1,145,975	86,898
Total liabilities and shareholders’ equity	$6,164,307	$1,324,227

The following table presents our summary consolidated cash flows as of June 30, 2024 and 2023:

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$1,626,333	$328,080
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	37,090	15,963
Gain on early termination	(779)	—
Gain on disposal of property and equipment	(430)	—
Interest expenses	2,128	11,199

Change in operating assets and liabilities:
Accounts receivable, net	(1,479,353)	(917,970)
Deposits and other receivables, net	(31,771)	(16,282)
Contract assets	(1,060,495)	(18,444)
Amount due from a related party	(12,821)	—
Accounts payable	2,378,731	676,164
Deferred revenue	910,838	400,256
Operating lease liabilities	(33,257)	(10,340)
Income tax payable	301,270	37,839
Accrued expenses and other liabilities	212,994	20,980
Net cash provided by operating activities	2,850,478	517,445

Cash flows from investing activities:
Purchases of property and equipment	(2,109)	(25,826)
Proceeds from disposal of property and equipment	14,103	—
Net cash provided by (used in) investing activities	11,994	(25,826)

Cash flows from financing activities:
Dividend paid	(567,256)	(252,308)
Interest paid	(2,128)	(1,199)
Net cash used in financing activities	(569,384)	(253,507)

Net increase in cash and cash equivalents	2,293,088	238,112
Cash and cash equivalents, beginning of year	293,285	55,173
Cash and cash equivalents, end of year	$2,586,373	$293,285

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

As a new company, Speed Group has a limited operating history (albeit Speed Logistics has been operating since 2021), making it difficult to forecast our future results of operations.

Speed Group was incorporated in September 2024 although our main operating subsidiary Speed Logistics commenced operations on June 23, 2021. Our relatively limited operating history makes it difficult to evaluate our current business and prospects, and to plan for our anticipated future growth. As a result of our limited history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance.

Further, in future periods, our revenue growth could slow down or our revenue could decline for a number of reasons, including slowing demand for our offerings, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described below. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations.

Natural disasters, acts of God, wars, terrorist attacks, epidemics, material interruptions in service or stoppages in transportation and other events which are beyond our control may adversely affect local economies, infrastructures, airports, port facilities and international trade. They may also cause casualty to our employees, closure of ports or airports and disruptions to cargo flows, any of which could materially and adversely affect our results of operations and financial position.

Severe outbreaks of contagious diseases or epidemics such as coronavirus, avian influenza, swine influenza, severe acute respiratory syndrome (SARS) and Middle East respiratory syndrome (MERS) could lead to widespread health crises which may materially and adversely affect the regional and national economy.

In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. The war in Ukraine has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Any of these factors and other factors beyond our control could have an adverse effect on our business, financial condition and results of operations.

We generally do not enter into any long-term contracts with our customers and we may not be able to maintain a stable source of revenue generated from the freight forwarding business.

In general, we do not have any long-term agreement with our customers and thus, we do not have any guaranteed orders from them. Our direct customers generally engage us on an as-needed basis and our business of services is subject to their individual shipment orders. Therefore, our revenue is susceptible to fluctuations in the demand for our services from our customers, which could be affected by regional and/or global political and economic conditions. Any significant reduction of bookings from our customers could materially affect our business, financial condition and results of operations. Moreover, we are not the exclusive freight forwarder of our customers. Our customers are not obliged to engage us for the business of freight forwarding services for the shipments in the future. There is no assurance that our customers will not engage other freight forwarders whom they perceive to offer lower prices than ours. Therefore, there is no certainty that we will continue to generate a stable revenue from our customers.

There is no assurance that Hong Kong will continue to maintain its position as a logistics hub in Asia.

Our Operating Subsidiary operate out of Hong Kong. As a significant air cargo hub in Asia, Hong Kong is well-positioned to foster a high demand for cargo space on outbound routes from Hong Kong to other destinations in Asia. There can be no assurance that Hong Kong will continue to maintain such position. For example, Shanghai, China, shares the same cargo catchment area in the Pearl River Delta region, while Singapore shares the same positioning as a regional hub for intra-Asia trade and as a logistics center. In the event that Hong Kong loses its position as a transportation hub in Asia, the demand for our freight forwarding services and ancillary logistics services and thus our business, financial condition and results of operations, may be adversely affected.

Fluctuations in the price of cargo space could have adverse impact on our results of operations.

Fluctuation in the price of cargo space will affect our total cost of revenue directly and thus the freight forwarding services fee charged to our customers as our pricing for freight forwarding services is determined on a cost-plus approach, which in turn affects our gross profit. Our results of operations are significantly affected by the air and ocean freight charges cost, which accounted for approximately 46% and 48% of our total cost of revenue for the years ended June 30, 2023 and 2024, respectively. The profitability of our freight forwarding services is correlated with the fluctuation of freight forwarding services fee charged to our customers. If we cannot pass on the cost of the cargo space in full to our customers, our results of operations may be materially and adversely affected.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial condition, results of operations and cash flows.

We are exposed to certain foreign exchange risks in respect of depreciation or appreciation amongst the currencies other than our functional currency. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, the policies of the US government and changes in the US’s domestic and international political and economic conditions.

It is difficult to predict how market forces or Hong Kong, Mainland China, the U.S. or other government policies may impact the exchange rate among Hong Kong dollar, Renminbi, U.S. dollar and other currencies in the future. To the extent that we need to convert U.S. dollars we receive from this offering into Hong Kong dollar for our operations, appreciation of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the Hong Kong dollar amount we would receive. Moreover, fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments we make in the future. Shall we face significant volatility in these foreign exchange rates and we cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

We are exposed to the credit risks of our customers.

We are subject to the credit risks of our customers and our liquidity is dependent on the prompt payment of our customers. We generally grant our customers a credit period of 30 days from the invoice date. As of June 30, 2024 and 2023, the account payable turnover days were approximately 73.16 days and 58.92 days, respectively, while the account receivables turnover days were approximately 49.23 days and 64.73 days, respectively.

Accordingly, there are often time lags between receiving payments from our customers and making payments to our suppliers, and we are exposed to a potential risk of mismatch in our cash flow. There is no assurance that we will not experience any significant cash flow mismatch in the future. Further, there can be no assurance that our cash flow management measures will function properly or at all. If we fail to manage our cash flow properly and maintain sufficient working capital, we may suffer losses from credit exposures which may materially and adversely affect our financial position, results of operations and cash flow.

Our business is also subject to risks that customers or counterparties may delay or fail to perform their contractual obligations. There is no assurance that we will not experience any material difficulty in debt collections or potential default by customers in the future. While our finance department monitors material overdue payments closely, there is no assurance that we will be able to collect overdue payments. Any material non-payment or non-performance by customers or counterparties could adversely affect our financial position, results of operations and cash flows.

Our revenue is subject to seasonal fluctuations, our results for different periods in any given financial year may not be relied upon as indicators of our performance.

Our peak season is generally from October to January which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we record relatively lower volume of shipment and thus relatively lower revenue during Lunar New Year (normally in January or February) owing to lower business activities from manufacturers and shippers in Mainland China in Lunar New Year, resulting in a decrease in the demand for freight forwarding services. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseen there is no way for us to provide assurances that these seasonal trends will continue.

Our business is dependent on our major operational facility. We do not own any real properties and we lease a number of properties for our business operations. Therefore, we are exposed to risks in relation to unpredictable and increasing rental costs and relocation costs.

We do not own any real properties and manage and operate an asset-light model for our freight forwarding services through our headquarter office in Kwun Tong, Kowloon, Hong Kong and provide the warehousing service using supplier-owned warehouses locate in Tsing Yi, New Territories, Hong Kong.

In the event of disruption in the supply of utilities like water or electricity or denial of access to the above premises due to government controls in response to severe epidemic or other dangerous situations, our Operating Subsidiary may incur additional costs, such as costs for leasing alternative warehouses and restoring access to our premises. If as a result of such disruption the Operating Subsidiary fail to meet the service requirements of our customers, our relationship with our customers may be negatively affected.

Furthermore, in the event that our rental expenses for the above premises increase, our operating expenses will increase and affect our operating cash flows, and in turn materially and adversely affect our business, results of operations and prospects. There is also no assurance that such tenancy agreement will not be terminated before its expiration. In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will relocate our warehouse or offices to other sites. Such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial condition. Further, we cannot assure you that we will be able to relocate such operations to suitable alternative premises in a timely manner or at all, and any such relocation may result in disruption to our business operations. In the event that we fail to relocate our operations, our financial position, results of operations and reputation would be adversely affected.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment.

Our business requires a considerable number of personnel. For the years ended June 30, 2024 and 2023, our labor costs comprised approximately 6% and 4% of our total operating expenses and cost of sales for the same periods, respectively. Any failure to retain stable and dedicated labor by us may lead to disruptions to or delays in our services. We sometimes hire additional or temporary workers, in particular logistics and delivery personnel, during peak periods of business. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We may compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to what other companies do.

If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and experience a decrease in revenues.

Our freight forwarding services are heavily dependent on our ability to communicate and manage the information related to the operation of freight forwarding business effectively. We rely on our current freight operations and accounting system to maintain our electronic system and database. Our system allows our staff to record and review the details of customers’ cargo space bookings, flight and shipping schedule and other related information of shipment. Moreover, we also rely on our warehousing management system for our provision of ancillary logistics services to manage our operation of our warehouse, including export shipments, invoicing and costing, reporting and transportation.

If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on the Company, our business and our stock price.

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our services is highly competitive. We do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested services and the location of the client or delivery of the services. Our operations are highly competitive.

Our competitors include large organizations, which offer niche services that are the same or similar to services or products offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

Our net cash outflow from operating activities may affect our liquidity.

We cannot assure you that we will not experience net cash outflow from operating activities in the future. Our liquidity in the future will, to an extent, depend on our ability to maintain adequate cash inflows from operating activities primarily generated from our trade receivables for the provision of Freight forwarding services forwarding, distribution and logistics and ocean freight forwarding services. In the event of any significant deterioration in the quality of our trade receivable portfolio, our liquidity and cash flows from operating activities could be materially and adversely affected.

We may fail to identify shipments which carry goods of dangerous or illicit nature.

We handle a large volume of shipments across our service network. In accordance with the air cargo security regime in Hong Kong and related statutory requirements of Civil Aviation Department, we shall ensure all dangerous goods are properly classified, packed, marked, labelled and documented before they are offered for air transportation. However, there is no assurance that our x-ray security screening inspection or hand search/physical check at piece level can successfully prevent the shipment of any illegal goods or dangerous goods. Should we fail to identify shipments which carry goods of illicit or dangerous nature, these goods may end up being impounded by customs, where we may be subject to investigations and administrative or even criminal penalties, or if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation. In such event, our reputation, business and results of operations may be materially and adversely affected.

Risks Relating to Our Operations

We have incurred net gains and positive cash flows from operating activities in the past, and we may not achieve or sustain profitability in the future.

We recorded net income of $328,080 and $1,626,333 in 2023 and 2024, respectively. We also recorded positive cash flows from operating activities of $516,244 and $2,848,351 in 2023 and 2024, respectively. However, we cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a more stable performance given the significant fluctuation and volatility of the prices of cryptocurrencies and blockchain mining business, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our net cash outflow from operating activities may affect our liquidity.

We cannot assure you that we will not experience net cash outflow from operating activities in the future. Our liquidity in the future will, to an extent, depend on our ability to maintain adequate cash inflows from operating activities primarily generated from our trade receivables for the provision of Freight forwarding services forwarding, distribution and logistics and ocean freight forwarding services. In the event of any significant deterioration in the quality of our trade receivable portfolio, our liquidity and cash flows from operating activities could be materially and adversely affected.

We may be exposed to credit risks and concentration of credit risks in relation to defaults from counterparties.

Although we require our customers to make full payment for our solutions before delivery of products, and we generally do not offer credit sales to customers, we cannot assure you that we will not offer credit sales to our customers in the future due to various internal or external factors, such as the decrease in our bargaining power and changes in industry conditions. If we start to offer credit sales, we may face credit risks associated with the individual characteristics of each customer as well as the industry or country in which the customer operates. Although we would monitor our exposure to credit risk and overdue receivables on an ongoing basis based on the likelihood of collectability, we cannot assure you that all of our counterparties are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

Our customers consist almost exclusively of private enterprises. A limited number of our major customers, however, have contributed a significant portion of our revenue in the past. In 2023 and 2024, respectively, we generated approximately 57.76% and 75.28% of our total revenues from our largest customer and approximately 100% and 99.96% from our top five largest customers. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers exposes us to the risk of substantial losses if any of them reduces or ceases doing business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

•        an overall decline in the business of one or more of our significant customers;

•        the decision by one or more of our significant customers to switch to our competitors;

•        the reduction in the prices of our products agreed by one or more of our significant customers;

•        the failure or inability of any of our significant customers to make timely payment for our products; or

•        regulatory developments that may negatively affect the business of one or more of our significant customers.

If we fail to maintain relationships with these major customers, and if we are unable to find replacement customers on commercially desirable terms or in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to retain or secure key executives and personnel for our operations

Our success is attributable to the leadership and contributions of our executive Directors and our senior management team, who are collectively responsible for the overall corporate development and business strategies of the Company as well as implementing business plans and driving the growth of the Company. Our business performance depends, to a significant extent, on the continued services and performance of our key executive and personnel who have extensive experience and in-depth knowledge in the freight forwarding and logistics industries. Please refer to the section headed “Directors and senior management” in this prospectus for further details. Our executive Directors and senior management are considered to be important to our future success. Failing to recruit or retain key executives and personnel, or the loss of the services of any of such personnel could have an adverse effect on our business. We cannot assure you that we will be able to recruit and retain suitable employees in the future. The departure of any member of our management team or our experienced personnel could adversely interrupt our business if we are unable to recruit the replacement personnel with equivalent qualifications and experience in a timely manner.

We are dependent on our suppliers, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results.

Our suppliers include airlines, freight forwarders and shipping liners for cargo space, and other suppliers for logistics-related services such as palletization services, warehousing services, local and overseas transportation services, and x-ray screening services.

For the years ended June 30, 2024 and 2023, our top five suppliers accounted for approximately 85.15% and 82.94% of the total cost of revenue, respectively. A loss of any of these suppliers could have a negative effect on the operations of Speed Logistics.

Disruptions in the business activities of our suppliers may also have negative impacts on our business. There are operational risks inherent to the business activities of our suppliers, such as labor strikes due to disagreements between labor and management and the suspension or cancellation of flight lines due to technical failures and severe outbreaks of contagious diseases or epidemics. In the event of occurrence of the above, we may have to source cargo space from other suppliers for our customers within a tight time constraint. If our suppliers are unable to meet our customers’ delivery requirement, or if we are unable to find suitable alternatives promptly in the event of disruptions in the business activities of our suppliers, our reputation and therefore our business, sales performance and results of operations could be adversely affected.

We may face difficulties in protecting our intellectual property rights.

We rely on our intellectual property rights, and in particular, our patents, software copyrights. Even though we have successfully registered certain of our intellectual property rights in Hong Kong, it may be possible for a third party to imitate or use our intellectual property rights without authorization. If a third party misuses or misappropriates our intellectual property, we may not be able to easily differentiate our products from the others in the market. As a result, we may be forced into an adverse price competition that reduces our profit margin. As we develop new technologies, we will continue to apply for protection of our intellectual property rights. There is no guarantee that we will be able to obtain valid and enforceable intellectual property rights in PRC or in other relevant jurisdictions as needed. Even when we are able to obtain such protections, there is no guarantee that we will be able to effectively enforce our rights.

In addition, we have entered and may, from time to time, enter into cooperation agreements with third-party partners to develop new products. Depending on the specific terms of each cooperation agreement, we may solely own or share with such partners the intellectual property developed under such agreement. Although we typically enter into confidentiality agreements with our cooperation partners for the protection of our intellectual property, they may not protect our intellectual property with the same degree of care as we do, even in the case where they own part of the intellectual property. Such cooperation may expose us to risks of misuse or misappropriation of our intellectual property by third parties. We may also find it difficult to assert or claim that third parties infringed our intellectual property rights due to the fault of our cooperation partners, which may lead to unraveling relationships between our cooperation partners and us.

In this respect, we may incur expenses and efforts to monitor and enforce our intellectual property rights. Infringement of our intellectual property rights and the resulting diversion of resources to protect such rights through litigation or other means could also adversely affect our profitability.

Third parties have claimed and may, from time to time, assert or claim that we infringed their intellectual property rights, and any failure to protect our intellectual property rights could have a material adverse impact on our business.

We operate in an industry where players own a large number of patents and other intellectual property rights that are material to operations and will vigorously pursue, protect and defend these rights. Our competitors or other third parties may allege to own intellectual property rights and interests that could potentially conflict with our own. It is difficult to monitor all the patent applications and other intellectual property registrations or applications that may be filed in Hong Kong or in other relevant jurisdictions. If we offer products that may potentially infringe on such pending applications and the applications are granted, third parties may initiate intellectual property infringement claims against us.

As we expand our operations with new products and into new markets, the chances of encountering infringement claims by third parties will increase. We may incur substantial costs in defending or settling such disputes and such actions could divert significant resources and management attention. If any such claim against us is successful, we may not have a legal right to continue to manufacture and sell the relevant products that are found to have incorporated the disputed intellectual property. The success of such claims may also result in an increase in our costs, including additional royalties, licensing fees or further research and development costs to develop non-infringing alternatives, and negatively affect our profitability. Moreover, such claims, whether successful or not, may cause significant damage to our reputation and a loss of customers, as a result of which our business, results of operations and financial condition could be materially and adversely affected.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches or any other material cybersecurity risks in our supply chain to date. However, any of these developments could have a material adverse effect on our business, results of operations and financial condition.

If we suffer failure or disruption in our information systems, our ability to effectively manage our business operations could be adversely affected.

We use information systems to obtain, process, analyze and manage data crucial to our business such as our enterprise resource planning system. We use these systems to, among other things, monitor the daily operations of our business, maintain operating and financial data, manage our distribution network as well as manage our research and development activities, production operations and quality control systems. Any system damage or failure that interrupts data input, retrieval or transmission or increases service time could disrupt our normal operations. In particular, our operations could be disrupted if such damage or failure includes any security breach caused by hacking or cybersecurity incidents, involves efforts to gain unauthorized access to our information or systems, or causes intentional malfunctions, loss or corruption of data, software or hardware, the intentional or inadvertent transmission of computer viruses and similar events or third-party actions. We cannot assure you that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. The occurrence of any of these events could adversely affect our ability to effectively manage our business operations and negatively impact our reputation.

Our insurance may be insufficient to cover all losses associated with our business operations and the risks of being involved in legal proceedings.

Our business carries the inherent risks of accidents, which could result in property loss as well as bodily injuries or loss of lives. We maintain insurance coverage of employee’s compensation, office contents, business interruption and public liability insurance. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations and we cannot assure you that the insurance policies we have taken out can always cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to bear the losses, damages and liabilities out of our own funds, which could materially and adversely affect our business, financial condition and results of operations.

As a result of the inherent risks of accidents during the course of our business operations, we cannot be exempted from the risk of being involved in legal proceedings. If we are involved in litigations, and that we are unsuccessful in defending or settling any legal proceeding, and the damages which we may be liable to pay in respect of such legal proceeding are not covered by our insurance policies, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to comply with labor, work safety or environmental regulations, we could be exposed to penalties, fines, suspensions or action in other forms.

Our operations are subject to the labor, work safety and environmental protection laws and regulations promulgated by the Hong Kong government and the laws and regulations of other jurisdictions which may be applicable to us. These laws and regulations require us to pay social insurance, maintain safe working conditions and adopt effective measures to control and properly dispose of solid waste and other environmental pollutants. We could be exposed to penalties, fines, suspensions or actions in other forms if we fail to comply with these laws and regulations. The laws and regulations in Hong Kong may be amended from time to time and changes in those laws and regulations may cause us to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require us to incur additional compliance costs or require costly changes to our production process, our costs could increase and we may suffer a decline in sales for certain products, as a result of which our business, results of operations and financial condition could be materially and adversely affected.

Implication of the Holding Foreign Companies Accountable Act.

The Holding Foreign Companies Accountable Act, (the “HFCAA”), was enacted on December 18, 2020. The HFCAA states that if the Securities and Exchange Commission determines that an issuer’s audit reports issued by a registered public accounting firm have not been subject to inspection by the Public Company Accounting Oversight Board (United States) (“PCAOB”) for three consecutive years beginning in 2021, the Securities and Exchange Commission shall prohibit such issuer’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Therefore, the Company’s securities may be delisted from a national securities exchange in the US pursuant to the HFCAA. Under certain pending legislation the time period leading up to a prohibition on trading may be shortened. A termination in the trading our of securities or any restriction on the trading in our securities would be expected to have a negative impact on the Company as well as on the value of our securities. While the Company’s auditor is based in Singapore and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

Recent joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act. The Company will be required to comply with these rules if the SEC identifies the Company as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Holding Foreign Companies Accountable Act, including the listing and trading prohibition requirements described above. In May 2021, the PCAOB issued for public comment a proposed rule related to the PCAOB’s responsibilities under the Holding Foreign Companies Accountable Act, which, according to the PCAOB, would establish a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule was adopted by the PCAOB in September 2021, pending the final approval of the SEC to become effective.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such determination, as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

If for whatever reason the PCAOB is unable to conduct full inspections of the Company’s auditor, such uncertainty could cause the market price of the Ordinary Shares to be materially and adversely affected, and the Company’s securities could be delisted or prohibited from being traded “over-the-counter”. If the Company’s securities were unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the Ordinary Shares.

The Company’s auditor, Assentsure PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Such auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis, with the last inspection in September 2024. It is not subject to the determinations issued by the PCAOB on December 16, 2021.

The recent developments would add uncertainties to our offering and may result in prohibitions on the trading of our Ordinary Shares on the Nasdaq Stock Market, if our auditors fail to meet the PCAOB inspection requirement in time.

Termination of the US-HK Shipping Agreement may adversely affect our ocean freight forwarding business and results of operations.

On August 19, 2020, the U.S. State Department announced the suspension or termination of various bilateral agreements with Hong Kong, including the termination of the US-HK Shipping Agreement, which provided reciprocal tax exemption on income derived from the international operation of ships by the U.S. and Hong Kong companies. On October 20, 2020, the Department of the Treasury and the Internal Revenue Service of the U.S. jointly announced that the US-HK Shipping Agreement would be terminated on January 1, 2021. Accordingly, a Hong Kong shipping company would no longer be exempted from U.S. tax pursuant to section 883 of the U.S. Internal Revenue Code. Thus, when such company whose vessel transports goods to or from the U.S., 50% of the income generated will generally be treated as arising from U.S. sources and will be subject to U.S. tax at an effective tax rate of 4% up to 44.7%, increasing the tax exposure of Hong Kong shipping companies. Our revenue attributable to the business of ocean freight forwarding services amounted to approximately $0.2 million, $0.4 million and $0.8 million, representing approximately 0.88%, 1.05% and 1.05% of our total revenue for the six months ended June 30, 2024 and for the financial year ended June 30, 2024 and 2023, respectively. The termination of the US-HK Shipping Agreement may increase the costs of ocean freight rates when the Hong Kong shipping companies pass the new U.S. tax costs to their customers such as the Company, resulting in the increase in cost of services of the Company.

If we are unable to pass on the increased costs to our customers, our results of operations would be adversely affected. If we are able to pass on the costs to our customers, the customers’ demand on our ocean freight forwarding services may decrease as a result of higher ocean freight rates. Moreover, U.S. or other shipping companies trading to China or Asia may choose other port options other than Hong Kong as the new tax exposure may create financial pressure to avoid trading to Hong Kong in the future, resulting in the decrease in the customers’ demand on our ocean freight forwarding services, thus adversely affecting our ocean freight forwarding business and results of operations.

Our historical dividend payments should not be taken as an indication of our future dividend policy or our payment of dividends in the future.

We may distribute dividends by way of cash or by other means that we consider appropriate. As a holding company, we mainly rely on receipt of funds from our Hong Kong subsidiary Speed Logistics Global Limited by way of dividends payments for our cash and financing requirements. As advised by our Hong Kong Legal Advisers, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our subsidiaries’ ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to the Company and adversely affect the Company’s ability to pay dividends to you. A decision to declare and pay any dividends would require the approval of our Board and will be at its discretion. In addition, any final dividend for a financial year will be subject to Shareholders’ approval. During the year ended June 30, 2023, Speed Group Holdings Limited declared dividends of approximately US$0.25 million (HK$1.97 million) and paid approximately US$0.25 million (HK$1.97 million). During the year ended June 30, 2024, our group declared dividends of approximately US$0.57 million (HK$4.42 million) and paid approximately US$0.57 million (HK$4.42 million). Any historical dividend payment should not be regarded as an indication of future dividend policy or our payment of dividends in the future.

We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business.

Our top five customers collectively accounted for approximately 100.00% and 99.96% of our revenue for the years ended June 30, 2023 and 2024. Furthermore, we generated a significant portion of our revenues from a single largest customer A, for the years ended June 30, 2023 and 2024, respectively, which accounted for 57.76% and 75.28% of our total revenues respectively.

Loss of business from major customers could reduce our revenues and significantly harm our business, based on a number of factors other than our performance, such as: industry trends related to e-Commerce that may apply downward pricing pressures on the rates our customers can charge; the seasonality associated with the fourth quarter holiday season; business combinations and the overall growth of a customer’s underlying business; and any disruptions to our customers’ businesses. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own shipping and distribution capabilities.

We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may continue to experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale to specific customers is likely to vary from year to year, especially since we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for our services. As of June 30, 2024, we had accounts receivable recorded at approximately $2,413,637.

We establish an allowance for credit loss based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our account receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this offering, we will become a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with

Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

RISKS RELATING TO THE INDUSTRY IN WHICH WE OPERATE

We operate in a highly competitive market.

The logistics industries in the BVI and Hong Kong are highly competitive and there are several market players in these industries. While we do not believe that any of our competitors currently has an advantage over our Group, there is no assurance that our competitors will not develop the expertise, experience and resources necessary to provide services that are better in quality and/or more competitive in pricing compared to our services. Failure to maintain or enhance our competitiveness within the industry or maintain our customer base may adversely affect our financial performance and profitability.

Failure to comply with, or changes in, laws and regulations applicable to our businesses could have a material adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

Our business is subject to a wide range of complex laws and regulations, including, but not limited to, the laws and regulations described in the “Regulations” section. Failure to comply with laws and regulations applicable to our operations or customer solutions and services could cause us to incur substantial costs or could result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of services, the imposition of consent orders or civil and criminal penalties, including fines, and lawsuits, including class actions, that could damage our reputation and have a materially adverse effect on our results of operation or financial condition.

In addition, changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. According to our Cayman, BVI and Hong Kong Legal Advisers, we have obtained all requisite licenses, permits and approvals for our business operations in these countries including business registration certificates.

If the government of Cayman, BVI and Hong Kong imposes any new or further licensing requirements, we may incur extra costs and human resources in complying with such requirements, laws and/or regulations and our business may be materially affected and we cannot guarantee that we will be able to obtain any additional licenses, if required. We cannot assure that there will not be any changes in the regulatory environment in respect of the logistics industries in Cayman, BVI and Hong Kong, which may be unfavorable to our Group.

Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal information required to provide our services is subject to Hong Kong and foreign privacy, data protection and cyber security laws and ordinances. These laws and ordinances, which are not uniform, generally do one or more of the following: regulate the collection, storage, hosting, transfer (including in some cases, the transfer outside the country of collection), processing, disclosure, use, security and retention and destruction of personal information; require notice to individuals of privacy practices; give individuals certain access and correction rights with respect to their personal information; and regulate the use or disclosure of personal information for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, customers, data protection authorities and/or other regulators in the event of a data breach. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among the Company and its subsidiaries.

We believe that providing insights from data, including artificial intelligence and machine learning, will become increasingly important to the value that our solutions and services deliver to our customers. However, the ability to provide data-driven insights may be constrained by current or future regulatory requirements or ethical considerations that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways.

Complying with privacy, data protection and cyber security laws and requirements may result in significant costs to our business and require us to amend certain of our business practices. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in significant regulatory penalties and legal liability and damage our reputation. In addition, data security events and concerns about privacy abuses by other companies are changing consumer and social expectations for enhanced privacy and data protection. As a result, even the perception of noncompliance, whether or not valid, may damage our reputation.

RISKS RELATING TO OUR CORPORATE STRUCTURE

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands, and we rely on dividends and other distributions on equity paid by our Operating Entity for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If either of our Operating Entity incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to the Cayman Companies Act and our Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend to our shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further Cayman statutory restriction on the amount of funds which may be distributed by us by dividend.

As advised by our Hong Kong Legal Advisers, according to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out of share capital. See “Regulations — Regulations on Distributions” for more information. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Taxation” for more details.

There can be no assurance that in the future the PRC government or other governments will not intervene or impose restrictions on our Operating Entities’ ability to transfer or distribute cash/assets to entities outside of Hong Kong or other jurisdictions we operate in. Any limitation on the ability of our Operating Entity to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC laws and regulations related to our current business operations are sometimes vague and uncertain and any changes in such laws and regulations and interpretations of which may impair our ability to operate profitably.

Although the Company has complete ownership of our Operating Entity and currently does not have or intends to have any contractual arrangement to establish a VIE structure with any entity or individual, the Group may still be subject to certain legal and operational risks associated with our Operating Entity being based in Hong Kong and PRC and having most of its operations to date in Hong Kong and PRC. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in our subsidiary in Hong Kong could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery business contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

RISKS RELATING TO DOING BUSINESS IN HONG KONG

We rely on dividends and other distributions on equity paid by our Operating Entity in Hong Kong to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our Hong Kong subsidiary by the PRC government to transfer cash. Any limitation on the ability of our Operating Entity to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands, and we rely on dividends and other distributions on equity paid by our Operating Entity in Hong Kong and elsewhere for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our Operating Entity incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations — Regulations related to Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from Speed Group to the Operating Entities or from the Operating Entity to Speed Group, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Entity. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale.

Although we have direct ownership of our Operating Entity and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with one of our Operating Entity being based in Hong Kong and having all of their operations to date in Hong Kong, and our executive offices being based in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to our Operating Subsidiary or Speed Group, and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Operating Entity were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Entity might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and\or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities Speed Group is registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our Hong Kong operating subsidiary’s operations at any time could result in a material change in our Hong Kong operating subsidiary’s operations and/or the value of the securities we are registering.

We may become subject to a variety of PRC laws and other obligations regarding overseas listing rules and data security, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

Speed Group is a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands with a subsidiary operating and based in Hong Kong. As of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief operating officer and all members of the board of directors of Speed Group are based in Hong Kong and are not mainland China citizens. All of our revenue and profits are generated by our Operating Entity. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as confirmed by our HK counsel, Ho Kan Lawyers, as of the date of this prospectus, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares in a U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC if the Draft Rules on Overseas Listing were fully enacted.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on January 4, 2022, the Draft Filing Measures were published and became effective on February 15, 2022, which were originally promulgated by the CAC on April 13, 2020, and, as revised on July 10, 2021, required that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and this Offering in the future. As of the date of this prospectus, our Operating Entity do not have any mainland China individuals as clients. However, our Operating Entity may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, as confirmed by our HK counsel, Ho Kan Lawyers, we do not expect the Draft Filing Measures to have an impact on our business, operations or this Offering to subject us or our Operating Entity to permission requirements from the CAC or any other government agency that is required to approve our operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our operations are conducted by our Operating Entity which currently solely serve the Hong Kong and other local markets, and we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Draft Filing Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this prospectus, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this prospectus, we have not been informed by any PRC government authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Draft Filing Measures are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Entities’ daily business operations, our ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this Offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this prospectus, we are advised by HK counsel, Ho Kan Lawyers, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As confirmed by our HK counsel, Ho Kan Lawyers, based on their understanding of the PRC laws and regulations currently in effect, as of the date of this prospectus, neither we nor our Operating Entity are subject to the M&A Rules, the Draft Rules on Overseas Listing, the [Draft Filing] Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor our Operating Entity have ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Our Operating Subsidiary’s operations is conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations. at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Speed Group is a holding company, and we conduct our operations in Hong Kong through our wholly-owned subsidiary incorporated in Hong Kong. As advised by our HK counsel, Ho Kan Lawyers, as of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland- China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and/or

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Nonetheless, if new national laws of the PRC are to be applied in Hong Kong, only the Standing Committee of the National People’s Congress may add to or delete from the list of laws in Annex III of the Basic Law. And such laws shall be confined to those relating to defense and foreign affairs and other matters outside the limits of the autonomy of Hong Kong.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Speed Group, the ultimate holding company, and the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. As of the date of the prospectus, the Draft Rules on Overseas Listing have been released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. It remains uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. We could be subject to approval or review by Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence in Hong Kong.

Shareholder claims or regulatory investigation that are common in the United States may be difficult to pursue as a matter of law or practicality in Hong Kong. Generally, in PRC, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside PRC. Although the authorities in PRC and Hong Kong may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with regulatory authorities in the Unities States — including the SEC and the Department of Justice — may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Hong Kong may further increase the difficulties you face in protecting your interests.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. Expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where we operate and do business may also negatively affect our earnings.

Risks relating to the economic, political, legal and social conditions in Hong Kong.

Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for our services and may result in deteriorating financial performance of our Group.

Furthermore, we cannot assure you that there will not be any political movements or large scale political unrest in Hong Kong, which may in turn adversely impact the market or lead to disruption of the general economic, political and social conditions in Hong Kong. If such unrest or movement persists for a substantial period of time, it may lead to such disruption, and our overall business, results of operations and financial condition may be adversely affected.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforceability of Civil Liabilities” beginning on page 56 of this prospectus.

The enactment of Law of the PRC (the “Hong Kong National Security Law”) and the domestic national security law under Article 23 of the Basic Law (the “HK New NSL”) on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law and added the Hong Kong National Security Law to Annex III to the Basic Law, to be published and implemented locally in Hong Kong. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted.

On 19 March 2024, Hong Kong legislatures passed the HK New NSL which came into force in Hong Kong on 23 March 2024. The western countries criticized the HK New NSL, which expands on the Hong Kong National Security Law imposed by China in 2020, is too board and vaguely defined, in particular the definition of state secrets appears quite broad. The HK New NSL focuses on five types of crimes including treason, insurrection, theft of state secrets and espionage, sabotage and external interference. Penalties for some crimes have been increased of up to life imprisonment. The HK New NSL could lead to higher compliance costs. It is difficult to predict the full impact of the Hong Kong National Security Law, the HK New NSL and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law the HK New NSL or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

In the event that the government intervenes or influences our operations at any time or may exert more control over offerings conducted overseas and foreign investment in issuers like ourselves, which may result in a material change in our operations and/or the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

While we operate our business in Hong Kong and the South East Asian region, our operations are principally based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this prospectus, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The Hong Kong protests that began in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including Mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of Mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The rules and regulations in Mainland China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated jointly by several departments of the PRC and became effective on February 15, 2022, which require that in addition to the procurement of network products and services by operator of critical information infrastructure, the data processing activities by the network platform operator that affect or may affect the national security, any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further specify the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. We believe, based upon the opinion of our PRC counsel, none of the Company or any of its subsidiaries is an operator of any “critical information infrastructure” or “online platform operators” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure. Therefore, we are not subject to the Measures for Cybersecurity Review and are not required to pass the security evaluation organized by the CAC and the compliance with such regulation will not materially impact our business operations.

If we inadvertently conclude that the Measures for Cybersecurity Review do not apply to us, or applicable laws, regulations, or interpretations change and it is determined in the future that the Measures for Cybersecurity Review become applicable to us, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices. We may incur substantial costs in complying with the Measures for Cybersecurity Review of the PRC, which could result in material adverse changes in our business operations and financial position. If we are not able to fully comply with the Measures for Cybersecurity Review of the PRC, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR ORDINARY SHARES

Future sales of a substantial amount of our Ordinary Shares may cause our stock price to decline.

Upon completing this offering, we will have 16,500,000 Ordinary Shares outstanding. Our principal stockholders, directors and executive officers will own approximately 15,000,000 of these shares. These stockholders will be subject to the limitations of Rule 144 under the Securities Act of 1933, as amended (which are discussed under “Shares Eligible for Future Sale”), applicable restrictions on transfer contained in lock up agreements with the underwriters. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our Ordinary Shares could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur. We may also issue our Ordinary Shares from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of Ordinary Shares that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Limited trading volume of our Ordinary Shares may impact our share price.

Even if we achieve a wider dissemination of our Ordinary Shares by means of the Ordinary Shares offered pursuant to this prospectus, we are uncertain as to whether an active trading market in our Ordinary Shares will develop. As a result, relatively small trades may have a significant impact on the price of our Ordinary Shares.

Our stock price may volatile and may result in substantial losses for investors.

The market price of our Ordinary Shares may be volatile. The stock market in general has been highly volatile in 2024 and may continue to be volatile in 2025 and beyond. The volatility in Ordinary Share price may be unrelated to our operating performance. In addition, the trading price of our Ordinary Shares could be subject to wide fluctuations in response to:

•        our prospects as perceived by others;

•        variations in our operating results and our achievement of key business targets;

•        changes in securities analysts’ recommendations or earnings estimates;

•        differences between our reported results and those expected by investors and securities analysts;

•        announcements of new contracts or service offerings by us or our competitors;

•        market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•        general economic or stock market conditions unrelated to our operating performance.

Fluctuations in our stock price as a result of any of the foregoing factors may result in substantial losses for investors.

Operating results may vary from quarter to quarter due to changes in timing and profitability.

Because our operating results are primarily generated from a limited number of significant active construction projects, operating results in any given fiscal quarter can vary depending on the timing of progress achieved and changes in the estimated profitability of the projects being reported. Progress on projects in certain areas may also be delayed by weather conditions. Such delays, if they occur, may result in inconsistent quarterly operating results due to more or less progress than anticipated being achieved on certain projects, which may in turn lead to reduced prices for our stock.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

Because more than 50% of the voting power for the election of our directors will be controlled by three individuals following the completion of the offering, we will be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

•        a majority of the board of directors consist of independent directors;

•        compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•        director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as these individuals control more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on NASDAQ. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on NASDAQ, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong that have listed their securities in the United States.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

•        the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

•        actual or anticipated fluctuations in our operating results;

•        changes in financial estimates by securities research analysts;

•        negative publicity, studies or reports;

•        conditions in the Hong Kong logistics and freight forwarding market;

•        our capability to catch up with the new developments and innovations in the industry;

•        changes in the economic performance or market valuations of other logistics and freight forwarding companies;

•        announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•        addition or departure of key personnel;

•        fluctuations of exchange rates between and Hong Kong dollar and the U.S. dollar; and

•        general economic or political conditions in Hong Kong.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Because our initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for your Ordinary Shares than the amount paid by existing shareholders for their Ordinary Shares on a per Ordinary Share basis. As a result, you will experience immediate and substantial dilution of $4.1578 per Ordinary Share, representing the difference between (i) our as adjusted net tangible book value per Ordinary Share of $0.4922, after giving effect to this offering, and (ii) the assumed initial public offering price per share of $5.00 per Ordinary Share. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

Volatility in our Ordinary Share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries, which may from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of Hong Kong dollars into U.S. dollars, and other regulatory restrictions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.” Ho Kan Lawyers, our counsel as to Hong Kong law, has advised us that judgments of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrariness to public policy. However, a separate legal action for collection of a debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee of at least two members and each committee member must be an independent director. We, as a foreign private issuer, are not subject to such requirement. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We are seeking to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we were to be or become a PFIC for any taxable year during which a U.S. taxpayer holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our board of directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors in the public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this offering, we will become a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses at June 30, 2024:

•        Due to our limited resources, we do not have enough accounting personnel with extensive experience in maintaining books and records and preparing financial statements in accordance with US GAAP which could lead to untimely identification and resolution of accounting matters inherent in our financial transactions in accordance with US GAAP.

•        The Company has insufficient written policies and procedures for accounting and financial reporting, which led to inadequate financial statement closing process.

•        The Company has a lack of segregation of duties.

We plan to take additional remedial measures, including: (1) hiring more qualified accounting personnel with relevant U.S. generally accepted accounting principles (“U.S. GAAP”) and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 unrestricted round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) and at least 50% of the minimum required number of round lot holders must each hold unrestricted shares with a minimum market value of $2,500 in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our goals and strategies;

•        our future business development, financial conditions and results of operations;

•        the expected growth of the logistics market in Hong Kong;

•        fluctuations in interest rates;

•        our expectations as to increase of customers and projects;

•        our expectations regarding our relationships with suppliers;

•        competition in our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        relevant government policies and regulations relating to our business and industry; and

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the semiconductor equipment and related service results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

Based upon an initial public offering price of $5.00 per Ordinary Share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, underwriter non-accountable expense allowance, and the estimated offering expenses payable by us, of $6,975,000 if the Underwriter does not exercise its over-allotment option, and $7,672,500 if the Underwriter exercises its over-allotment option in full.

We plan to use the net proceeds of this issue as follows: (1) 30% for market expansion, business development and marketing; (2) 20% for technology innovation; (3)15% for enhancing warehousing and distribution capabilities; and (4) remainder for other general corporate purposes and working capital.

	Percentage assuming no exercise of over-allotment	Percentage assuming exercise in full of over-allotment option	Amount of Net Proceeds assuming no exercise of over-allotment option	Amount of Net Proceeds assuming in full exercise of over-allotment option
Market expansion, business development and marketing	30%	30%	$2,092,500	$2,301,750
Technology innovation	20%	20%	$1,395,000	$1,534,500
Enhancing warehousing and distribution capabilities	15%	15%	$1,046,250	$1,150,875
Other general corporate purposes and working capital	35%	35%	$2,441,250	$2,685,375

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, such as unexpected change of market conditions, business opportunities, regulatory changes, operational needs and economic conditions, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to our Ordinary Shares and this Offering and — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Ordinary Shares.”

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future.

During the years ended June 30, 2024 and 2023, Speed Group did not declare or pay any dividends and there was no transfer of assets among Speed Group and its subsidiary.

During the year ended June 30, 2023, Speed Logistics approved and declared a dividend of $252,308 (equivalent to HK$1,968,000). During the year ended June 30, 2024, Speed Logistics approved and declared a dividend of $567,256 (equivalent to HK$4,424,600).

Subject to the Cayman Islands laws and our Memorandum and Articles, our board of directors has complete discretion as to whether to distribute dividends. Our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Material Income Tax Considerations — Cayman Islands Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

As we are a holding company incorporated in the Cayman Islands, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiary. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on the Shares will be paid in U.S. dollars.

CAPITALIZATION

The following tables set forth our capitalization as of June 30, 2024:

•        on an actual basis;

•        on an unaudited adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $5.00 per share, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Exchange Rate Information”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Shareholders’ Equity	As of June 30, 2024
	Actual*	As adjusted
	(Unaudited)
Preferred Shares par value $0.00001 per share, 15,000,000 authorized; nil share issued and outstanding and Ordinary Shares, par value $0.0001 per share, 85,000,000 authorized, 15,000,000 shares issued and outstanding on an actual basis*, 16,500,000 shares issued and outstanding on an adjusted basis (assuming 1,500,000 shares to be issued in this offering)	$—	150
Additional paid-in capital	1,282	6,976,132
Retained earnings	1,144,693	1,144,694
Total Shareholders’ Equity	1,145,975	8,120,976
Total Capitalization	$1,145,975	8,120,976

____________

*        Shares and per share data are presented on a retroactive basis to reflect the recapitalization on June 30, 2024.

If the Underwriter’s over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) Ordinary Shares would be 16,725,000 shares, (ii) additional paid-in capital would be $8,022,360 (iii) total stockholders’ equity would be $9,167,204 and (iv) total capitalization would be $9,167,204

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of June 30, 2024, was $1,145,975, or $0.0764, per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

Dilution to New Investors if the Offering Amount is Sold without Exercise of the Over-allotment Option

After giving effect to our sale of 1,500,000 Ordinary Shares offered in this offering based on the assumed initial public offering price of $5 per Ordinary Share, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2024, would have been $8.12 million, or $0.4922 per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $0.4158 per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $4.1578 per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

No Exercise of Over-Allotment Option
Assumed Initial public offering price per Ordinary Share	$5
Net tangible book value per Ordinary Share as of June 30, 2024	0.0764
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	0.4158
Pro forma net tangible book value per Ordinary Share immediately after this offering	0.4922
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$4.1578

A $1.00 increase (decrease) in the assumed public offering price of $5 per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $1.5 million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $0.4922 per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $4.1578 per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of June 30, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses.

Over-allotment option not exercised	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
	($ in thousands)
Existing shareholders	15,000,000	90.91%	$1,146	14.11%	$0.0764
New investors	1,500,000	9.09	6,975	85.89	4.6500
Total	16,500,000	100.00	8,121	100.00	0.4922

Dilution to New Investors if the Offering Amount is Sold with Full Exercise of the Over-allotment Option

After giving effect to our sale of 1,725,000 Ordinary Shares offered in this offering based on the assumed initial public offering price of $5 per Ordinary Share, after deduction of the underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2024, would have been $9.17 million, or $0.5481 per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $0.4717 per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $4.1019 per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Ordinary Share	$5
Net tangible book value per Ordinary Share as of June 30, 2024	0.0764
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	0.4717
Pro forma net tangible book value per Ordinary Share immediately after this offering	0.5481
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$4.1019

A $1.00 increase (decrease) in the assumed public offering price of $5 per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $1.725 million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by $0.5481 per Ordinary Share, and the dilution in pro forma as adjusted net tangible book value per Ordinary Share to new investors in this offering by Ordinary Shares $4.1019 per Ordinary Share, assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses.

The following table sets forth, on an as adjusted basis as of June 30, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid, and the average price per Ordinary Share paid at the assumed IPO price of US$5.00 per Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Ordinary Shares does not include the Over-Allotment Option.

Over-allotment option exercised	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
	($ in thousands)
Existing shareholders	15,000,000	89.69%	$1,146	12.50%	$0.0764
New investors	1,725,000	10.31%	$8,021	87.50%	$4.6500
Total	16,725,000	100.00%	$9,167	100.00%	$0.5481

EXCHANGE RATE INFORMATION

Our business is primarily conducted in Hong Kong and all of our revenues are received and denominated in Hong Kong dollars. Capital accounts of our condensed financial statements are translated into U.S. dollars from Hong Kong dollars at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. No representation is made that the Hong Kong dollars amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The Company’s financial information is presented in U.S. dollars. Any transactions which are denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the exchange rate quoted by the Federal Reserve Board prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. Translations of the consolidated balance sheets, consolidated statement of income and consolidated statement of cash flows from HKD$ into US$ as of and for the year ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of HK$7.80 = US$1, based on the pegged rate determined by the Hong Kong’s linked exchange rate system. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024, or at any other rate.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages may accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        The Cayman Islands may have a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located in Hong Kong. In addition, all of our directors and officers are nationals and/or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. Due to the lack of reciprocity and treaties between the United States and Hong Kong, together with cost and time constraints, it may be difficult for investors to effect service of process within the United States upon us or the persons who are nationals or residents of Hong Kong, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any state in the United States.

We have been advised by Ogier, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of courts of the United States against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; and

•        entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Ogier that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

1.      is given by a foreign court of competent jurisdiction;

2.      imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

3.      is final and conclusive;

4.      is not in respect of taxes, a fine or a penalty;

5.      was not obtained by fraud; and

6.      is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As the courts of the Cayman Islands have yet to rule on making such a determination, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Ho Kan Lawyers, our counsel as to Hong Kong law, has advised us that judgments of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrariness to public policy. However, a separate legal action for collection of a debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

CORPORATE HISTORY AND STRUCTURE

Speed Group Holdings Limited (“Speed Group” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on September 30, 2024 as a holding company. The Company, through its wholly owned subsidiary, operates as Major Strategic Investment Limited (“Major Strategic”) in the BVI and Speed Logistics Global Limited (“Speed Logistics”) in Hong Kong, has no substantial operations other than holding all of the outstanding share capital of Major Strategic.

The Company is the parent company of Major Strategic, a BVI business company, which in turn wholly owns Speed Logistics, a Hong Kong company incorporated on June 23, 2021. Speed Logistics was principally engaged in the business of freight forwarding services. Major Strategic has no substantial operations other than holding all of the outstanding share capital of Speed Logistics.

Prior to the Reorganization below, Speed Logistics was owned entirely by Cheuk Man Chui and Jinruo Zhang. Cheuk Man Chui owned six thousand (6,000) ordinary shares of Speed Logistics; and Jinruo Zhang owned four thousand (4,000) ordinary shares of Speed Logistics. The 10,000 shares of Speed Logistics constitute all the issued and outstanding shares of each of Speed Logistics.

Reorganization:

On September 30, 2024, Speed Group Holdings Limited was incorporated in the Cayman Islands, and one ordinary share was issued to Ogier Global Subscriber (Cayman) Limited as a nominee shareholder. On November 4, 2024, Ogier Global Subscriber (Cayman) Limited transferred its share to Times Fortune Investment Company Limited (“Times Fortune”) and caused an additional 4,469,999 ordinary shares to be issued to Times Fortune, totaling 4,470,000 ordinary shares to Times Fortune. On the same date, Speed Group allotted and issued 3,825,000 Ordinary Shares at a par value of US$0.0001 per Ordinary Share, credited as fully-paid in its share capital, to each of Fortune Centre International Limited and Superb Capital Group Limited; and 720,000 Ordinary Shares to each of Forever Billions Corporate Development Limited, World Capital Investment Company Limited, Kam Shun Chau and Wei Feng.

On November 1, 2024, Speed Group incorporated Major Strategic in the British Virgin Islands, and 50,000 ordinary shares were issued to Speed Group.

On November 15, 2024, all issued and outstandings shares of Speed Logistics were transferred by the shareholders to Speed Group in Cayman Islands pursuant to the laws of Cayman Islands.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The following diagram illustrates our corporate structure, including the subsidiary, as of the date of this prospectus and immediately upon the completion of this offering:

As of the date of this prospectus

Immediately upon the completion of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at Office D, 19/Floor, EGL Tower, 83 Hung To Road, Kwun Tong, Kowloon, Hong Kong. Our telephone number at this address is + (852) 3460-5311. Our registered office in the Cayman Islands is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://slghk.com/en/. The information contained on our website is not a part of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are an international freight forwarding and logistics service provider founded and based in Hong Kong. Our history can be traced back to 2021 when Speed Logistics Global Limited was incorporated; it commenced its operations as a freight forwarder in 2021. We provide warehousing, customs clearance, air transportation, and final delivery from the European airports, and to the end node clients’ addresses. We have an experienced team of specialists who have extensive experience in the Freight forwarding services industries in Hong Kong. For all other countries, we have a strong network, cooperating closely with agents to handle both inbound and outbound traffic. These agents are carefully selected in order to ensure a consistently high level of service provided to our customers around the world.

Our scope of services includes:

•        Cross-border logistics services.

•        Fragmented logistics services.

•        Warehousing, customs clearance, air transportation, and final delivery from the European airports, and to the end node clients’ addresses.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors, which include, among other things:

•        Hong Kong’s overall economic growth;

•        Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Our financial performance is significantly influenced by economic conditions in Hong Kong, as well as mainland China. These factors can affect our clients’ demand for freight forwarding services and ultimately, our revenue and profitability. Key aspects of the economic conditions in these regions that may impact our business include:

GDP Growth

As we operate out of Hong Kong, accordingly fluctuations in the GDP growth rates of Hong Kong and Mainland China can directly affect the overall demand for our services. A slowdown in economic growth might lead to reduced trade volumes, which could negatively impact our business.

Trade Policies

Changes in trade policies, including trade agreements and tariffs, between Hong Kong, Mainland China, and their trading partners can have a significant impact on the overall volume of global trade. These changes can affect import and export activities, thereby influencing our freight forwarding services.

Economic Stability

Economic stability in Hong Kong and Mainland China plays a major role in maintaining a healthy business environment. Factors such as inflation, interest rates, and government regulation can influence overall economic stability, and in turn, affect the demand for our services.

Labor and fuel supply

Since our services involve logistics or cargoes to various locations designated by our customers, an increase in labor and fuel prices may increase our direct costs. If we are unable to have a corresponding increase in our service rates, our profitability may be adversely affected. In addition, the cost of fuel can fluctuate significantly and is subject to many economic and political factors that are beyond our control, in the absence of a hedging system against the fluctuation in fuel prices, our financial performance may be different from what we expected.

Infrastructure Development

The ongoing development and investment in infrastructure projects in Hong Kong, such as ports, airports, and transportation networks, can have both positive and negative effects on our business. Improved infrastructure can help us better serve our clients, while increased competition might pose challenges to our market share and profitability.

Results of Operations

Year Ended June 30, 2024, Compared to Year Ended June 30, 2023.

The following table summarizes the results of our operations for the periods indicated, and the percentage increase or (decrease) as compared to the year ended June 30, 2023.

	For the Years Ended June 30,
	2024	2023
Revenues	$17,896,187	$5,268,163
Cost of revenues	(15,529,277)	(4,558,879)

Gross profit	2,366,910	709,284

Operating expenses
General and administrative expenses	(447,222)	(343,784)
Total operating expenses	(447,222)	(343,784)

Income from operations	1,919,688	365,500

Other income (expense), net
Interest income	8,835	1,618
Interest expense	(2,128)	(1,199)
Sundry income	1,208	—
Total other income, net	7,915	419

Income before income tax expenses	1,927,603	365,919
Income tax expenses	(301,270)	(37,839)
Net income, representing total comprehensive income	1,626,333	328,080

Revenue

For the year ended June 30, 2024, the Company’s revenue amounted to approximately $17.90 million, representing an increase of approximately $12.63 million (240%) as compared with the corresponding year ended June 30, 2023 (approximately $5.28 million). The increase in revenue was mainly attributable to the increased market share of E-Commence, in the mid of 2023 Speed Logistic Started up the E-Commence business, and in 2024 the whole process of logistic transportation is more mature and build up more reliable relationship with the main customers, thus the sales volume increased significantly.

Our different revenue sources for the years ended June 30, 2024 and 2023 were as follows:

	For the Years Ended June 30,
	2024	2023
Revenues from contracts with customers recognized at a point in time
E-Commence logistics	13,472,182	3,042,958
Freight forwarding services	4,266,477	2,109,989

Revenues from contracts with customers recognized over time
Warehousing	157,528	115,216
Total	$17,896,187	$5,268,163

Revenue from E-Commence logistics services

The Company provides logistics services, primarily, to e-commerce client(s), shipping small parcels from Hong Kong to end nodes in Europe and North America. The services packages include warehousing, customs clearance, air transportation, and final delivery from the European airports, and to the end node clients’ addresses. The Company generates its transportation services revenue by purchasing transportation from airline and other forwarders and reselling those services to its customers.

In general, each shipment transaction or service order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due within 30 days from the date of invoice. The Company’s transportation transactions provide for the arrangement of the movement of freight to a customer’s destination. These performance obligations are satisfied and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. The performance obligation is satisfied upon the sign of delivery note, thus the revenue recognized at point of time.

During the year ended June 30, 2024 due to the overall increase in demand for the E-Commence services of the Company. As a result of volume trends above, revenue in E-Commence services increased by approximately $10.43 million, or approximately 343%, from approximately $3.04 million in the year ended June 30, 2023, to approximately $13.47 million in the year ended June 30, 2024.

Revenue from Freight forwarding services

The Company provides Freight forwarding services, shipping parcels from Hong Kong airports to end nodes airports overseas.

During the year ended June 30, 2024, our revenue from freight forwarding services increased by approximately $2.16 million, or approximately 102%, from approximately $2.11 million in the year ended June 30, 2023, to approximately $4.27 million in the year ended June 30, 2024. The increase in our revenue from freight forwarding services was attributed to the increased freight volume due to an increase in demand for the freight forwarding services of the Company during the year ended June 30, 2024.

Revenue from warehousing services

The Company also provides other services such as warehousing and distribution for its customers under contracts generally ranging from a few months to one year and include renewal provisions.

Warehousing and distribution logistics services contracts provide for warehousing of the customer’s product and arrangement of transportation of the customer’s product. The Company’s performance obligations are satisfied over time as the customers simultaneously receive and consume the services provided by the Company as it performs. The transaction price is based on the consideration specified in the contract with the customer and contains fixed consideration. The revenue is recognized in the amount for which the Company has the right to invoice the customer, as this amount corresponds directly with the value provided to the customer for the Company’s performance completed to date.

During the year ended June 30, 2024, our revenue from other services increased by approximately $0.04 million, or approximately 37%, from approximately $0.12 million in the year ended June 30, 2023, to approximately $0.16 million in the year ended June 30, 2024. The increase in our revenue from other services was attributed to the increased in revenue from palletization income from a new customer during the year ended June 30, 2024.

Cost of revenues

The table below sets forth the breakdown of cost of sales by service type for the years indicated.

	For the Years Ended June 30,
	2024	2023
E-Commence logistics	11,457,937	2,541,240
Freight forwarding services	3,977,550	1,942,791
Warehousing	93,790	74,848
Total	$15,529,277	$4,558,879

Our cost of sales amounted to approximately $15.53 million and $4.56 million in the year ended June 30, 2024 and 2023, respectively. The trend of cost of sales of each of the service types was in line with the trend of the revenue of respective service types.

The table below sets forth the breakdown of cost of sales by nature for the periods indicated.

	For the Years Ended June 30,
	2024	2023
Freight forwarding services Charge	6,955,572	1,373,499
Handling	608,748	596,086
Logistics and Warehousing fees	1,114,654	135,802
Others	354,804	288,397
Last Mile fee	6,495,499	2,165,094
Total	$15,529,277	$4,558,879

Our cost of sales mainly comprised air and ocean freight charges, logistics and warehousing fees, handling fees, labor costs and warehouse rental expenses. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Logistics and warehousing fees primarily represented costs and service fees incurred in relation to warehousing services such as x-ray screening and consolidation performed in our warehouse and costs of local trucking and transportation services. Warehouse rental expenses represented rent paid for warehouse spare.

Our total cost of sales increased by approximately $10.97 million or 240.64%, from approximately $4.56 million for the year ended June 30, 2023, to approximately $15.53 million for the year ended June 30, 2024, primarily due to rising air and ocean freight rates and volumes of Freight forwarding services.

Gross profit and gross profit margin

The following table sets out the gross profit and gross profit margin for our different services for the year ended June 30, 2024 and 2023:

	For the Years Ended June 30,
	2024	2023
E-Commence logistics	2,014,245	501,718
Freight forwarding services	288,927	167,198
Warehousing	63,738	40,368
Total	$2,366,910	$709,284

Overall

Our gross profit increased by 234% to $2.37 million for the year ended June 30, 2024, from $0.71 million for the year ended June 30, 2023. The gross profit margins for the segment of E-Commence, Freight forwarding services and warehousing are 14.95%, 6.77% and 40.46%, respectively, as of the year ended June 30, 2024, and in June 30, 2023 the margins are 16.49%, 7.92% and 35.04%, respectively. Our overall gross profit margin remains constant, from 13.46% decreased to 13.23% in the year ended June 30, 2024, resulting in a 0.23% increase over 2023 only. For the year ended June 30, 2024, the gross profit margin decreased due to higher costs. In comparison, for the year ended June 30, 2023, an increase in supply as the global logistics market continues to normalize and returns to pre-pandemic levels in early 2023, in addition to mark-up charged by the Company at fixed prices, led to cost reduction. For segment analysis, the gross profit margin for E-Commence decreased by 1.54% from 16.49% in June 30,2023 to 14.95% in 2024; GP margin for Freight forwarding services decreased by 1.15% from 7.92% in June 30, 2023 to 6.77% for the year ended June 30, 2024.The slight changes mainly due to the lower cost of freight in 2023.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the year ended June 30, 2024 and 2023:

	For the Years Ended June 30,
	2024	2023
Professional expense	19,647	13,226
Bank charges	448	187
Operating expense	32,776	210,042
Depreciation and amortisation expense	37,090	15,963
Payroll expense	299,515	79,474
Travel expense and entertainment	57,229	23,236
Exchange difference	515	1,656
Total	$447,222	$343,784

Our general and administrative expenses accounted for approximately 2.50% and 6.53% of our total revenue for the years ended June 30, 2024 and 2023, respectively. General and administrative expenses for the year ended June 30, 2024 increased by 30.09%, or US$0.11 million, to US$0.45 million, compared with US$0.34 million in 2023. General and administrative expense increased primarily due to the increase of payroll expense from US$0.08 million to US$0.30 million, mainly due to the increase in director remuneration incurred for the Company in 2024, the contract between the company and the directors signed from March 1, 2023, with Zhang Jinruo and Chui Cheuk Man.

We expect our overall general and administrative expense, including salaries and professional and business consulting expenses, will increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase when we become a public company upon the completion of this offering.

Other income

	For the Years Ended June 30,
	2024	2023
Bank interest income	8,834	1,618
Interest expense	(2,128)	(1,199)
Gain on early termination of lease	779	—
Gain on disposal of property and equipment	430	—
Total	$7,915	$419

Our other income primarily included bank interest income and interest expense, as well as gains on early termination of lease and the disposal of property and equipment, total other income increased 7,496 and 1789% from US$419 for the year ended 30 June 2023 to US$7,915 for the year ended 30 June 2024, mainly due to the increase in bank interest income, from US$1,618 to US$8,834, with fluctuation about 7,216 and 446%. The gain on early termination of lease is mainly about the disposal of right-of-use assets.

Income Tax Expense

We are not subject to any income tax in the BVI pursuant to the rules and regulations in the BVI, but our subsidiaries are subject to Hong Kong profits tax. Our income tax expense was US$301,270 for the year ended June 30, 2024, increasing from US$37,839 for the year ended June 30, 2023, due to the higher pre-tax profit base in 2024. The effective tax rates for the year ended June 30, 2024 and 2023 were 15.63% and 10.34% respectively. The increase in our effective income tax rate was driven by the increase in assessable profit that the tax rate is 16.5% under the two-tiered profits tax regime which income tax was charged at the rate of 8.25% on first US$256,410 (equivalent to HK$2 million) and at the rate of 16.5% thereafter.

Net Income

As a result of the foregoing, we reported net income of approximately US$1.63 million for the year ended June 30, 2024, representing an increase of approximately US$1.30 million from a net income of approximately US$0.33 million for the year ended June 30, 2023.

Liquidity and Capital Resources

Cash Flows for the Year Ended June 30, 2024 Compared to the Year Ended June 30, 2023

Our use of cash was primarily related to operating activities and dividends payment. We have historically financed our operations primarily through our cash flow generated from our operations and bank borrowings.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the Years Ended June 30,
	2024	2023
Net cash provided by operating activities	$2,850,478	$517,445
Net cash provided by (used in) investing activities	11,994	(25,826)

Net cash used in financing activities	(569,384)	(253,507)
Net increase in cash and cash equivalents	2,293,088	238,112
Cash and cash equivalents, beginning of year	293,285	55,173
Cash and cash equivalents, end of year	2,586,373	293,285

Cash provided by operating activities

Our cash inflow from operating activities was principally receipt of payments for our provision of E-Commence and Freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

Net cash provided by operating activities reflects our net income adjusted for non-cash items, including non-cash operating lease expense, depreciation, and changes in working capital items including accounts receivable, contract assets, deposits and other receivable, accounts payable, accruals and other current liabilities, income taxes payable and lease liabilities — operating leases.

For the year ended June 30, 2024, net cash provided by operating activities amounted to US$2.85 million. Cash provided by operations was primarily attributable to net income of US$1.63 million, adjusted by a decrease in account receivables of US$1.48 million, an increase in account payables of US$2.38 million, an increase in income tax payable of US$0.30 million and non-cash item adjustments for depreciation of US$0.04 million.

For the year ended June 30, 2023, net cash provided by operating activities amounted to US$0.52 million. Cash provided by operations was primarily attributable to net income of US$0.33 million, adjusted by a decrease in account receivables of US$0.92 million, an increase in account payables of US$0.68 million, an increase in income tax payable of US$0.04 million and non-cash item adjustments for depreciation of US$0.02 million.

Net cash (used in) provided by investing activities

For the year ended June 30, 2024, cash generated in investing activities was approximately US$0.01 million. Cash generated in investment activities was attributable to the proceeds from disposal of property and equipment with amount of US$0.01 million and the purchase of property and equipment US$2,109.

For the year ended June 30, 2023, cash used in investing activities was approximately US$0.03 million. Cash used in investment activities was attributable to the purchase of property and equipment with amount of US$0.03 million.

Net cash (used in) provided by financing activities

Cash provided by financing activities was approximately US$0.57 million for the fiscal year ended June 30, 2024, which consisted of dividend paid US$0.57 million and interest paid US$2,128.

Cash used in financing activities amounted to approximately US$0.25 million for the fiscal year ended June 30, 2023, which consisted of dividend paid US$0.25 million and interest paid US$1,199.

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of June 30,
	2024	2023
Assets
Current Assets
Cash and cash equivalents	$2,586,373	$293,285
Accounts receivable, net	2,413,637	934,284
Contract assets	1,078,939	18,444
Amounts due from a related party, net	12,821	—
Deposits and other receivables, net	48,053	16,282
Total current assets	6,139,823	1,262,295

Liabilities
Current liabilities
Accounts payable	$3,088,350	$735,884
Accounts payable – related party	26,265	—
Deferred revenue	1,311,094	400,256
Amounts due to related parties	230,769	—
Income tax payable	339,109	37,839
Operating lease liabilities, current	18,899	25,893
Accrued expenses and other liabilities	3,846	21,621
Total current liabilities	5,018,332	1,221,493

Net current assets	1,121,491	40,802

Accounts Receivable, Net

As of June 30, 2024 and 2023, accounts receivable consisted of the following balances:

	As of June 30,
	2024	2023
Third parties
Accounts receivable	$2,413,637	$934,284
Less: allowance for expected credit losses	—	—
Total accounts receivable -third parties, net	$2,413,637	$934,284

Accounts receivable represented receivables from our customers arising from our freight forwarding services. We generally grant our customers a credit period, typically about 30 days, depending on their reputation and transaction history. Our accounts receivable mainly consists of receivable balance from Customer A and Customer B, with balance of US$1.50 million and US$0.61 million as of June 30, 2024, respectively. The overall receivable balance increased by 158% to US$2.41 million as of June 30, 2024, from US$0.93 million as of June 30, 2023.

The following table summarizes our outstanding accounts receivable and subsequent collection as of October 31, 2024.

	Balance as of June 30, 2024	Subsequent Collection US$	% of subsequent collection
0-30 days	$2,360,448	$2,360,448	100.00
31-60 days	23,390	23,390	100.00
61-90 days	10,881	10,881	100.00
Over 90 days	18,918	18,918	100.00
Total gross accounts receivable	2,413,637	2,413,637	100.00
Allowance for expected credit losses	—	—
Accounts Receivable, net	2,413,637	2,413,637

As of October 31, 2024, all the outstanding receivable balances are settled.

Contract Assets

	As of June 30,
	2024	2023
Contract assets
Amounts for services provided but not yet completed and invoiced (contract asset)	$1,078,939	$18,444
Less: allowance for credit loss	—	—
Contract assets, net	$1,078,939	$18,444

The contract assets mainly consist of revenue recognized in excess of amounts paid or payable to the company on uncompleted contracts.

Amounts Due from a Related Party, Net

As of June 30, 2024 and 2023, amounts due from a related party, net consisted of the following balances:

	As of June 30,
	2024	2023
Amounts due from a related party	$12,821	$—
Less: allowance for expected credit losses	—	—
Total amounts due from a related party, net	$12,821	$—

Deposits and Other Receivables, Net

	As of June 30,
	2024	2023
Deposits	$48,053	$16,282

Less: allowance for expected credit losses	—	—
Other assets, net	$48,053	$16,282

Deposits and other receivable mainly include deposit for custom clearance purpose, to Accelerated Global Solutions Inc, the outstanding balances are $48,053 and $16,282 as at end of 2024 and 2023, respectively.

Accounts Payable

As of June 30, 2024 and 2023, accounts payable consisted of the following balances:

	As of June 30,
	2024	2023
Accounts payable – third parties	$3,088,350	$735,884
Accounts payable – related party	$26,265	$—
Total	3,114,615	735,884

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act and will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk and Credit Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Hong Kong economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. In addition, we are exposed to variable interest rate risk principally from our existing Hong Kong dollars denominated bank borrowings, which is mainly concentrated on the fluctuation of interest rates quoted by The Bank of Hong Kong. An increase will raise the cost of those debts.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong dollars. Most of our assets are denominated in Hong Kong dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Hong Kong dollars. If the Hong Kong dollars depreciates against the U.S. dollar, the value of our Hong Kong dollars revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

INDUSTRY

All the information and data presented in this section have been derived from the industry report of Mordor Intelligence Private Limited (“Mordor Intelligence”) commissioned by us in January 2025 entitled “Hong Kong Freight and Logistics Market”. Mordor Intelligence has advised us that the statistical and graphical information contained herein was drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Freight Forwarding Service Market in Hong Kong

The Freight Forwarding Services and Logistics Market in Hong Kong is a cornerstone of global trade, leveraging its strategic location, advanced infrastructure, and business-friendly policies to connect international markets with mainland China and the broader Asian region. The market, valued at USD 24.43 billion in 2024, is projected to grow to USD 33.34 billion by 2030, with a compound annual growth rate (CAGR) of 5.32%. Key infrastructure, such as the Kwai Tsing Container Terminals and the Hong Kong International Airport (HKIA), underpins the market’s capacity and efficiency. The terminals handle over 11 million TEUs annually, while HKIA processes 4.3 million tonnes of cargo and is set to double its freight capacity by 2035. Freight transportation dominates the market, contributing 76.8% of the value, with manufacturing and automotive industries being the largest end-users. However, the sector faces challenges, including labor shortages — projected at 180,000 workers by 2028 — and high operational costs due to rising real estate prices and wages. To address these, Hong Kong has embraced technological advancements, such as smart ports and green logistics solutions, including electric vehicles and LNG bunkering. Proactive government initiatives like CEPA and alignment with the Belt and Road Initiative (BRI) further strengthen its role as a critical maritime and logistics hub. These developments, coupled with its robust connectivity and forward-looking strategies, position Hong Kong for sustained growth and resilience as a global logistics leader, despite ongoing challenges in labor and cost structures.

Market Size in Freight Forwarding Services
0.03
2.21
6.24
10.27
1.05
1.84
2.79
Road
Rail
Sea and Inland Water
Air
Freight Forwarding
Warehousing
Value-added Services and Other Services

Source: Mordor Intelligence

Introduction of Logistics Services Market

The logistics services market is evolving rapidly, driven by global trade dynamics, technological advancements, and the need for optimized supply chain solutions. The induction of logistics services signifies a transformative phase where traditional transportation and warehousing models are integrated with cutting-edge technologies such as artificial intelligence (AI), blockchain, and the Internet of Things (IoT). This integration fosters real-time tracking, predictive analytics, and automated workflows, enabling businesses to streamline operations and reduce costs.

In regions like Hong Kong, with its strategic position as a global trade hub, the induction of logistics services has amplified market opportunities. Enhanced infrastructure, including world-class ports, airports, and advanced freight networks, underpins this growth. Companies are increasingly adopting specialized services, such as cold chain logistics for pharmaceuticals and e-commerce-focused solutions, reflecting the diversification and sophistication of the logistics ecosystem.

Governments and private stakeholders play a pivotal role in this induction process by investing in infrastructure, fostering innovation, and implementing regulatory frameworks that promote seamless cross-border trade. As the logistics services market continues to grow, businesses are poised to benefit from improved operational efficiency, customer satisfaction, and market reach.

Value Chain of Logistics Services, Freight Forwarding, Warehousing, and Value-added services Market

The value chain in the logistics services market encompasses a series of interrelated activities that ensure the efficient movement, storage, and delivery of goods. The chain integrates core logistics functions such as freight forwarding, warehousing, and value-added services to create a seamless and comprehensive logistics ecosystem. Each link in this chain contributes to the optimization of supply chain efficiency and customer satisfaction.

Source: Mordor Intelligence

Freight forwarding acts as the backbone of the logistics value chain by facilitating the transportation of goods across borders. It involves managing contracts with carriers (airlines, shipping lines, trucking companies), optimizing transportation routes, handling customs clearance, and ensuring compliance with international regulations. Freight forwarders also leverage digital platforms to provide real-time shipment tracking and predictive analytics, enabling greater transparency and efficiency in the supply chain.

Warehousing plays a pivotal role in the logistics value chain by offering facilities for the safe storage of goods before distribution. Modern warehousing solutions incorporate automation, robotics, and smart inventory systems, ensuring accurate stock management and efficient order fulfillment. Strategic warehouse locations near trade hubs, such as ports and airports, enhance distribution efficiency and reduce transit times. Additionally, cold chain warehouses have become integral for industries such as pharmaceuticals and food, requiring temperature-controlled environments

Value-added services (VAS) go beyond the traditional logistics scope, providing tailored solutions to enhance the efficiency and appeal of supply chains. These include packaging, labeling, kitting, assembly, reverse logistics, and last-mile delivery. The rise of e-commerce has amplified the demand for these services, especially last-mile delivery solutions that ensure rapid and reliable shipment to end customers. VAS providers also focus on sustainability initiatives, such as eco-friendly packaging and optimized route planning to reduce carbon footprints.

Introduction of Third-Party Logistics

Third-Party Logistics (3PL) refers to the outsourcing of supply chain management and logistics operations to external service providers, enabling businesses to focus on their core competencies. 3PL providers offer a range of services, including transportation, warehousing, freight forwarding, inventory management, and value-added solutions such as packaging, labeling, and reverse logistics.

The adoption of 3PL services has surged as companies recognize the need for greater efficiency, cost reduction, and scalability in their supply chains. By leveraging the expertise and infrastructure of 3PL providers, businesses can achieve streamlined logistics processes and improved customer satisfaction. These providers often integrate advanced technologies such as real-time tracking, automated warehousing, and data analytics to enhance operational visibility and decision-making.

Market Size of Freight forwarding services Forwarding Services Market in Hong Kong

The Freight forwarding services forwarding services market in Hong Kong represents a significant segment of the logistics industry, driven by the city’s strategic geographic location, robust infrastructure, and position as a global trade hub. In 2024, the market was valued at approximately USD 5.53 billion, with projections indicating steady growth to USD 7.72 billion by 2030, representing a compound annual growth rate (CAGR) of 5.71%. This growth is fueled by increasing demand for expedited shipments, advancements in e-commerce logistics, and rising global trade volumes.

Source: Mordor Intelligence

Hong Kong International Airport (HKIA) continues to be a cornerstone of the market, maintaining its status as one of the world’s busiest air cargo hubs. In 2023, HKIA handled approximately 4.3 million tonnes of cargo, with ongoing infrastructure enhancements, such as the three-runway system, expected to increase capacity to 10 million tonnes annually by 2035. These developments are expected to further solidify Hong Kong’s role as a critical gateway for Freight forwarding services in the Asia-Pacific region.

A key driver of market expansion is the rapid growth of cross-border e-commerce, which has created substantial demand for efficient logistics and Freight forwarding services solutions. Retailers and manufacturers are increasingly relying on Freight forwarding services forwarding services to ensure timely deliveries and meet evolving consumer expectations for faster fulfillment. Additionally, Hong Kong serves as a major hub for high-value cargo, including electronics, luxury goods, and pharmaceuticals, which require specialized logistics solutions such as cold-chain transportation and temperature-controlled storage.

Looking ahead, the Hong Kong Freight forwarding services forwarding market is expected to remain resilient, driven by ongoing infrastructure investments, technological advancements, and sustained demand from global supply chains. The market’s strategic importance within the Asia-Pacific trade ecosystem continues to attract significant investment and operational expansion from leading logistics providers.

Market Size of Ocean Freight Forwarding Services Market in Hong Kong

The ocean freight forwarding services market in Hong Kong is a vital component of the logistics landscape, leveraging the city’s strategic position as a major international shipping hub. In 2024, the market was valued at approximately USD 8.12 billion, with projections suggesting it will grow to USD 10.45 billion by 2030, reflecting a compound annual growth rate (CAGR) of 4.5%. This growth is driven by increasing international trade, demand for cost-effective bulk transportation, and advancements in port infrastructure.

Source: Mordor Intelligence

Hong Kong’s port facilities, particularly the Kwai Tsing Container Terminals, play a crucial role in facilitating ocean freight forwarding. In 2023, the port handled approximately 17.8 million TEUs (twenty-foot equivalent units) of cargo, with ongoing developments aimed at enhancing operational efficiency and accommodating larger vessels. Government initiatives, such as digital port management systems and green shipping incentives, are expected to further strengthen Hong Kong’s competitiveness in the global maritime sector.

The rise of regional economic integration, particularly with Mainland China and the Belt and Road Initiative (BRI), continues to enhance Hong Kong’s ocean freight capabilities. The city serves as a vital gateway for goods moving between Asia, Europe, and North America, making it an attractive location for logistics providers.

The ocean freight forwarding market in Hong Kong is expected to maintain steady growth, supported by ongoing infrastructure investments, regional economic initiatives, and technological advancements that enhance operational capabilities and sustainability efforts.

Market Size of Road Freight Forwarding Services Market in Hong Kong

The road freight forwarding services market in Hong Kong is an essential component of the city’s logistics sector, facilitating the efficient transportation of goods within the region and cross-border to Mainland China. In 2024, the market was valued at approximately USD 3.45 billion, with expectations of growth to USD 4.62 billion by 2030, representing a compound annual growth rate (CAGR) of 4.98%. This growth is driven by increasing demand for last-mile delivery services, cross-border e-commerce, and infrastructure improvements.

Market Size of Road Freight Forwarding, 2019-2030E
BILLION USD
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2019-2024
2025E-2030E
CAGR
1.76%
4.94%
2.03
1.91
2.14
2.19
2.12
2.21
2.32
2.42
2.54
2.67
2.81
2.96
2019
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E

Source: Mordor Intelligence

Hong Kong’s road freight sector benefits from its well-developed road networks and connectivity to key economic zones such as the Greater Bay Area (GBA). The continuous expansion of transportation infrastructure, including new border crossings and smart logistics solutions, enhances efficiency and reduces transit times for goods moving between Hong Kong and Mainland China.

The rise of e-commerce has been a significant factor in driving road freight forwarding growth. With consumers demanding faster delivery times, logistics providers are increasingly investing in fleet expansion, route optimization, and technology integration to meet market demands.

Challenges in the sector include congestion on key transportation routes, fluctuating fuel prices, and regulatory compliance requirements. Despite these hurdles, the market remains poised for steady growth, supported by government initiatives aimed at improving logistics efficiency and streamlining cross-border trade processes.

The road freight forwarding market in Hong Kong is expected to continue its upward trajectory, driven by the region’s strategic position, growing demand for integrated logistics solutions, and advancements in transportation technologies.

Market Drivers, Trends, and Challenges of Freight Forwarding Service Market in Hong Kong

Market Drivers

Strategic Location and Infrastructure:    Hong Kong’s strategic location at the crossroads of major Asian markets and its proximity to Mainland China make it an essential node in regional and global trade. The city’s advanced infrastructure, including its world-class ports and the Hong Kong International Airport (HKIA), plays a critical role in supporting the seamless movement of goods. The Kwai Tsing Container Terminals, with a handling capacity exceeding 20 million TEUs annually, and HKIA’s growing cargo handling capabilities solidify Hong Kong’s position as a logistics powerhouse.

Digital Transformation in Logistics:    The rapid adoption of digital technologies has been a game-changer for the freight forwarding industry in Hong Kong. Blockchain technology, artificial intelligence (AI), and automation are transforming operations by improving transparency, reducing errors, and enhancing operational efficiency. Digital platforms allow real-time tracking of shipments, predictive analytics for better decision-making, and smoother coordination across supply chains, making Hong Kong a leader in logistics innovation.

Government Support and Initiatives:    The Hong Kong government’s commitment to enhancing logistics infrastructure and policies has been a driving force in the industry’s growth. Initiatives such as integration with China’s Belt and Road Initiative (BRI) have expanded Hong Kong’s reach into emerging markets across Asia, Africa, and Europe. Policies that streamline customs processes, improve cross-border logistics, and incentivize technological adoption further strengthen the city’s position as a logistics hub.

E-commerce Growth and Consumer Expectations:    The explosive growth of e-commerce in recent years has fueled demand for efficient freight forwarding services in Hong Kong. Companies increasingly rely on freight forwarders to optimize supply chains, enable last-mile delivery, and meet rising consumer expectations for fast and reliable shipping. Hong Kong’s robust logistics network is well-positioned to accommodate the surge in e-commerce-driven logistics needs.

Sustainability and Green Logistics:    As sustainability becomes a key focus globally, Hong Kong’s logistics market is adapting by adopting eco-friendly practices. Initiatives such as low-emission transportation options, optimized shipping routes, and investments in “Green Port” technology reflect the city’s commitment to reducing the environmental impact of freight operations. These developments are in line with global trends toward achieving net-zero emissions in the logistics sector.

Future Trends

Digital Transformation and Automation:    The logistics industry in Hong Kong is embracing cutting-edge technologies such as blockchain, artificial intelligence (AI), and the Internet of Things (IoT) to optimize freight forwarding processes. Blockchain is enhancing transparency in supply chains by providing secure and immutable records of transactions, while AI-powered predictive analytics are helping companies optimize routes, reduce costs, and anticipate disruptions. IoT-enabled sensors are being used to monitor the condition of goods in transit, ensuring quality and reducing risks. Automation in warehouse operations, such as robotic picking and packing, is further driving efficiency and scalability.

The E-commerce Boom and Changing Consumer Expectations:    The explosive growth of e-commerce has created a surge in demand for fast, reliable, and cost-effective logistics solutions. Businesses in Hong Kong are integrating online and offline (O2O) models to enhance logistics strategies, combining the benefits of physical storefronts with digital platforms. Freight forwarders are increasingly focused on last-mile delivery solutions to meet the expectations of e-commerce consumers who prioritize speed and flexibility. This trend is expected to continue as online shopping habits deepen across the region.

Infrastructure Expansion to Support Growth:    Major infrastructure projects are reshaping Hong Kong’s logistics landscape. The completion of the Three-Runway System (3RS) at Hong Kong International Airport (HKIA) will significantly increase cargo handling capacity, allowing the airport to process up to 10 million tonnes of freight annually by 2035. Additionally, investments in port facilities, including upgrades to the Kwai Tsing Container Terminals, ensure that Hong Kong remains competitive as a transshipment hub. These expansions will support the growing demands of global trade and enhance Hong Kong’s connectivity with key markets.

Sustainability and Green Logistics:    As environmental concerns gain prominence, the logistics industry in Hong Kong is adopting more sustainable practices. Freight forwarders are optimizing shipping routes to reduce fuel consumption, transitioning to low-emission vehicles, and exploring the use of alternative fuels such as liquefied natural gas (LNG) and green methanol. The government is actively promoting eco-friendly initiatives, such as the Green Port program and incentives for adopting energy-efficient technologies. These measures are aligned with global efforts to achieve net-zero emissions in logistics.

Regional Trade Integration and Strategic Partnerships:    Hong Kong’s integration into China’s Belt and Road Initiative (BRI) is reinforcing its role as a vital logistics gateway. Through enhanced trade links with emerging markets in Asia, Africa, and Europe, Hong Kong is positioned to facilitate large-scale international trade operations. Strategic partnerships with neighboring regions, such as the Greater Bay Area, are fostering deeper collaboration in cross-border logistics, making Hong Kong a hub for regional trade integration.

Growth in Specialized Logistics:    The demand for specialized logistics services, particularly in sectors like pharmaceuticals, electronics, and luxury goods, is accelerating. Cold chain logistics, essential for temperature-sensitive products like vaccines and perishable goods, is a major growth area. Hong Kong’s expertise in handling high-value and specialized cargo, coupled with investments in advanced storage and transportation solutions, is driving the expansion of this segment. The rise of pharmaceutical logistics, supported by innovation in cold chain technology, underscores the city’s role in meeting the complex needs of global supply chains.

Increased Resilience to Global Disruptions:    In the wake of recent global challenges, including the geopolitical tensions, Hong Kong’s freight forwarding market has demonstrated remarkable resilience. Companies are investing in more agile and diversified supply chains to mitigate risks, while digital platforms enable real-time monitoring and rapid response to disruptions. Hong Kong’s strategic location and robust infrastructure ensure it remains a preferred choice for businesses navigating an unpredictable global trade environment.

Challenges

Intensified Competition from Mainland China:    Hong Kong is increasingly competing with Mainland China’s rapidly evolving logistics infrastructure, which boasts advanced ports, comprehensive rail networks, and integrated trade zones. Mainland cities like Shenzhen and Guangzhou have emerged as formidable competitors, offering lower operational costs and strategic access to manufacturing hubs. This has diverted some trade flows that would traditionally pass through Hong Kong, making it challenging for the city to maintain its leadership as a logistics hub. As China continues to invest in its Belt and Road Initiative (BRI) and Greater Bay Area (GBA) integration, Hong Kong faces pressure to differentiate its logistics services to remain competitive.

Global Trade Disruptions:    The freight forwarding sector is highly sensitive to geopolitical tensions, such as trade disputes between major economies like the US and China, as well as conflicts in key trade regions. Additionally, strict environmental regulations and sanctions on specific commodities have created uncertainty in global trade flows. These disruptions not only reduce freight volumes but also force logistics providers to navigate complex compliance and risk management challenges, which can strain resources and reduce profitability.

Freight forwarding services Capacity Shortages:    The rapid growth of e-commerce, particularly with the rise of platforms like Shein and Temu, has placed enormous pressure on Freight forwarding services capacities. Hong Kong International Airport (HKIA), one of the busiest cargo hubs globally, has faced challenges in meeting this surge in demand. Limited capacity has driven up shipping rates, making it harder for freight forwarders to offer competitive pricing while maintaining service quality. The strain on capacity is further exacerbated during peak seasons, such as holiday periods, leading to delays and operational inefficiencies.

Increased Regulatory Oversight:    Hong Kong’s status as a major transshipment hub has led to heightened regulatory scrutiny, especially concerning restricted or sensitive goods. Compliance with complex international trade regulations, such as export control laws and sanctions, increases operational costs and requires freight forwarders to invest in legal expertise and advanced compliance systems. Frequent changes in trade policies, both regionally and globally, add to the administrative burden, making it difficult for smaller players to keep up.

High Operating Costs:    Operating costs in Hong Kong are among the highest in the region, driven by soaring real estate prices and rising wages. Warehouse rents, especially in prime locations near ports and airports, continue to climb, squeezing profit margins for logistics companies. Similarly, labor shortages in the logistics sector have pushed up wages, further increasing costs. These factors make it difficult for freight forwarders to remain cost-competitive while maintaining high service standards.

Dynamic Trade Conditions:    The volatility of global trade patterns, influenced by economic cycles and shifting supply chains, presents another challenge for Hong Kong’s freight forwarding market. While the city remains a key trade gateway, fluctuations in trade volumes, particularly in response to external shocks such as pandemics or economic downturns, strain logistics operations. Freight forwarders must continually adapt to these changing conditions, often requiring them to develop more agile and resilient supply chain strategies.

Technological Adaptation:    While digital transformation presents opportunities, it also introduces challenges for freight forwarding companies in Hong Kong. The high cost of adopting cutting-edge technologies, such as blockchain, AI, and automation, can be a barrier for small and medium-sized enterprises (SMEs). Additionally, integrating these technologies into existing workflows and training employees to use them effectively require significant investments of time and money.

Sustainability Pressures:    The logistics sector globally faces increasing pressure to adopt sustainable practices, and Hong Kong is no exception. Freight forwarders are expected to reduce their carbon footprints by optimizing routes, adopting eco-friendly fuels, and modernizing fleets. However, these sustainability measures come with upfront costs that may not immediately translate into financial returns, adding to the financial strain on businesses.

Competitive Landscape Overview of Freight Forwarding Market in Hong Kong

Competitive Landscape Overview

The freight forwarding market in Hong Kong is characterized by a mix of global logistics giants and regional players, contributing to a highly fragmented and competitive environment. While a few major players hold significant market shares, numerous small and medium-sized enterprises (SMEs) operate in niche segments, offering specialized services tailored to various industries.

Competitive Strategies

Companies in the Hong Kong freight forwarding market are adopting several strategies to gain a competitive edge:

Technology Integration:    Leading firms are investing heavily in technologies such as blockchain, artificial intelligence (AI), big data analytics, and the Internet of Things (IoT). These innovations improve supply chain visibility, optimize logistics operations, and reduce costs.

E-commerce Expansion:    The rapid growth of online retail platforms like Taobao, JD.com, and Tmall has accelerated the adoption of warehouse management systems (WMS) and order fulfillment technologies, helping logistics companies meet rising consumer expectations for faster deliveries.

Sustainability Initiatives:    Many logistics providers are focusing on eco-friendly logistics solutions, including low-emission transportation options and optimized shipping routes to align with global sustainability goals.

Infrastructure Investments:    The Hong Kong government is actively supporting the logistics sector by investing in infrastructure projects such as the expansion of Hong Kong International Airport (HKIA) and the development of smart port management systems to enhance efficiency.

Challenges in the Competitive Landscape

Despite the market’s growth potential, several challenges persist:

Rising Competition from Mainland China:    Hong Kong faces increasing competition from logistics hubs in cities such as Shenzhen and Guangzhou, which offer lower costs and direct access to China’s manufacturing heartlands.

Regulatory Compliance:    Strict customs regulations and compliance requirements pose operational challenges for freight forwarders, adding complexity to cross-border logistics.

Operational Costs:    High labor costs and real estate expenses in Hong Kong continue to pressure profit margins, forcing logistics companies to seek efficiency improvements through automation and digitalization

Entry Barriers

Entering the freight forwarding market in Hong Kong presents significant challenges due to a combination of financial, regulatory, and operational factors. The industry is highly competitive, with well-established players dominating key market segments, creating a high barrier for new entrants. The major entry barriers include:

Strong Market Dominance by Established Players:    The market is currently dominated by global logistics giants which have extensive networks, robust infrastructure, and long-standing relationships with suppliers and customers. These established players offer end-to-end logistics solutions, including freight forwarding, customs clearance, warehousing, and last-mile delivery. New entrants face an uphill battle in establishing trust and competing with the extensive service portfolios and competitive pricing of these industry leaders.

Established Industry Relationships and Customer Loyalty:    The logistics industry thrives on long-term partnerships and trust. Existing freight forwarders have well-established relationships with global shippers, suppliers, and government agencies, giving them a competitive advantage. Many businesses prefer to continue working with their current logistics partners due to familiarity with processes, streamlined operations, and favorable contract terms. For new entrants, breaking into the market requires significant effort in building credibility and offering attractive value propositions to encourage customers to switch providers.

Intense Competition and Price Sensitivity:    Hong Kong’s freight forwarding market is highly competitive, with players offering similar services at competitive rates. Price sensitivity among customers puts further pressure on new entrants, who may struggle to compete without the ability to leverage cost efficiencies like larger firms. Additionally, smaller firms may find it difficult to absorb fluctuating operational costs related to fuel prices, labor, and customs duties, which can impact profitability.

Customer Switching Costs and Trust Issues:    Freight forwarding is a critical component of supply chain operations, and businesses prefer reliable service providers with a proven track record. The cost and risk associated with switching providers, such as potential shipment delays, regulatory non-compliance, or disruptions in the supply chain, make it difficult for new entrants to attract customers. As a result, customer retention by existing players creates an additional barrier to entry for newcomers.

Limited Access to Skilled Workforce:    A well-trained workforce is essential for efficient logistics operations. The freight forwarding industry requires skilled personnel with expertise in customs regulations, cargo handling, route optimization, and supply chain management. Established players have the advantage of retaining experienced staff and offering competitive salaries, while new entrants may struggle to attract and retain qualified professionals in a highly competitive labor market.

Competitive Advantages of the Group

Strong Market Presence and Established Reputation:    With years of operational excellence, our company has built a strong market presence, positioning us as a trusted logistics partner for multinational corporations and regional enterprises alike. Our extensive infrastructure, which includes state-of-the-art warehouses, a comprehensive distribution network, and strategic alliances with key industry players, allows us to offer end-to-end logistics solutions. This strong foothold in the market creates a high barrier for new entrants, reinforcing our competitive position.

Long-Standing Industry Relationships and Customer Loyalty:    Our company has cultivated strong and long-term relationships with global shippers, suppliers, and regulatory bodies. Our proven track record of reliability, efficiency, and tailored solutions fosters deep customer loyalty, resulting in long-term contracts and repeat business. These established relationships provide us with a competitive edge over new entrants who may struggle to build trust and credibility in the market.

Competitive Pricing and Cost Optimization Strategies:    Leveraging our economies of scale and operational efficiencies, we are able to offer highly competitive pricing without compromising on service quality. Our experience in negotiating favorable terms with carriers, suppliers, and service providers allows us to manage fluctuating operational costs effectively, providing clients with cost-effective logistics solutions that new entrants may find challenging to match.

High Customer Retention Through Reliable Service Delivery:    Our commitment to excellence ensures that we consistently deliver reliable, on-time, and efficient logistics services. The high cost and risk associated with switching providers work in our favor, as our clients value the stability and consistency we provide. This loyalty and trust in our brand further reinforce our market position and create a significant entry barrier for potential competitors.

Skilled Workforce and Industry Expertise:    We recognize the importance of human capital in delivering exceptional logistics services. Our team of highly skilled professionals possesses deep expertise in customs regulations, cargo handling, and supply chain management. Through continuous training and professional development initiatives, we retain top talent and maintain a competitive advantage in workforce capabilities, ensuring our operations remain efficient and compliant.

Business

Overview

Our Operating Subsidiary, Speed Logistics Global Limited, was incorporated as a company with limited liability under the laws of Hong Kong in June 2021 and commenced business in June 2022. Initially, we focused on offering freight forwarding services to a diverse range of customers, leveraging our strategic location to facilitate international trade. Recognizing the evolving needs of the logistics market, we expanded our service offerings in early 2023 to include comprehensive e-commerce logistics solutions.

In response to the growing demand for efficient logistics in the e-commerce sector, Speed Logistics now provides end-to-end logistics services across Hong Kong, Europe, and North America. Our expansion includes on-demand warehousing and delivery services, ensuring that we can meet our clients’ requirements with the utmost flexibility and efficiency.

Our mission is to combine our extensive experience, industry knowledge, and vast network with the flexibility and agility required to deliver a seamless, one-stop logistics solution for our customers and enterprises. We primarily cater to e-commerce clients, shipping small parcels from Hong Kong to various end nodes in Europe and North America. Our service packages encompass a complete suite of logistics functions, including warehousing, customs clearance, air transportation, and final delivery from European and North America airports directly to the clients’ addresses.

As a dedicated e-commerce logistics provider, we specialize in integrated cross-border logistics services, offering customers a comprehensive solution that encompasses every aspect of the logistics chain. This includes parcel consolidation, Freight forwarding services forwarding, customs clearance, on-carriage parcel transportation, and last-mile delivery. Our proprietary all-in-one shipping solution is designed to enhance operational efficiency and customer satisfaction. This system can seamlessly connect with our clients’ existing IT frameworks, such as enterprise resource planning (ERP) systems and customer relationship management (CRM) systems, as well as the transportation management systems (TMS) of our ground transportation service providers.

By facilitating effective logistics management through these integrations, we empower our clients to optimize their supply chain operations and enhance their overall service delivery. Our commitment to innovation and customer-centric solutions positions Speed Logistics as a leader in the e-commerce logistics sector, ready to meet the demands of a rapidly changing global marketplace.

Our Projects

Our services encompass a range of tailored logistics solutions, including E-commerce logistics, Freight forwarding services, and On-demand warehousing:

E-commerce logistics services:    We specialize in providing comprehensive B2C door-to-door logistics solutions, enabling the efficient shipment of small parcels from Hong Kong directly to end nodes in Europe and North America. Our e-commerce logistics services are designed to meet the unique demands of online retailers, ensuring that goods are delivered promptly and reliably. Revenue is generated upon successful delivery to specific recipients, allowing us to align our success with that of our clients. Our integrated approach includes real-time tracking, customs clearance assistance, and customer support to enhance the overall delivery experience.

Freight forwarding services:    Our freight forwarding services offer robust Freight forwarding services export solutions from Hong Kong International Airport to various global destinations. We manage the logistics of transporting goods efficiently and securely, ensuring compliance with international shipping regulations. Revenue is generated once the goods have been successfully delivered to the destination airports, reflecting our commitment to reliability and service excellence. Our experienced team coordinates all aspects of the freight process, including documentation, customs clearance, and liaising with carriers to optimize transit times and costs.

On-demand warehousing and/or delivery services:    In response to the dynamic needs of our customers, we provide on-demand warehousing and local delivery services. Our flexible warehousing solutions allow businesses to store their goods in strategically located facilities, adapting storage space to match fluctuating inventory levels. Revenue is generated when goods are either stored in our facilities or delivered to specific local destinations, ensuring that we provide value at every step of the logistics process. Our local delivery services are designed for speed and efficiency, facilitating quick turnaround times to meet customer expectations.

Overall, our multifaceted logistics offerings are engineered to streamline the supply chain process, enhance operational efficiency, and drive customer satisfaction. By aligning our revenue generation with the successful delivery and storage of goods, we ensure a performance-driven approach that supports the growth and success of our clients.

Our Customers and Suppliers

Our customers primarily consist of online shopping platforms, with a notable example being Customer A, a prominent player in the Asian fashion market. Customer A has carved a niche in the industry by offering an extensive range of fashionable clothing, accessories, beauty products, and lifestyle items. The platform emphasizes products sourced from Korea, Japan, and China, catering to a diverse audience that values trendy and high-quality merchandise.

Customer A is particularly recognized for its commitment to providing a curated selection of products that reflect the latest fashion trends, accompanied by detailed user reviews that enhance the shopping experience. Their strong focus on international shipping allows them to reach a global customer base, further solidifying their presence in the competitive e-commerce landscape. Over the years, we have cultivated a stable and mutually beneficial relationship with Customer A, characterized by trust and collaboration. This longstanding partnership has enabled us to understand their evolving needs and provide tailored logistics solutions that support their growth and operational efficiency.

On the other hand, our suppliers include multinational airlines and courier delivery services companies that play a crucial role in our logistics network. These partnerships grant us access to over 20 Freight forwarding services routes, strategically covering five continents. This extensive network allows us to offer flexible and efficient shipping options, ensuring timely deliveries to our clients and their customers. Our suppliers are renowned for their reliability and commitment to service excellence, which aligns with our goal of providing exceptional logistics solutions.

By leveraging these strong relationships with both our customers and suppliers, we are well-positioned to navigate the complexities of the global e-commerce market and deliver value-driven logistics services that meet the demands of our clients.

Sales and Marketing

The company’s primary target markets encompass Hong Kong, Europe, and North America, reflecting our strategic focus on regions with robust e-commerce activity and logistics demand. Each market presents unique opportunities and challenges, allowing us to tailor our services to meet the specific needs of our diverse clientele.

Customer segments:

E-commerce logistics services:    Our e-commerce logistics services primarily cater to online e-commerce platforms that require efficient and reliable shipping solutions. These platforms range from established global brands to emerging local retailers that are looking to expand their reach. By partnering with these businesses, we enable them to provide seamless door-to-door delivery of their products from Hong Kong to various destinations in Europe and North America. Our understanding of the e-commerce landscape allows us to offer tailored logistics solutions, including real-time tracking and streamlined customs processes, which enhance the overall customer experience.

Freight forwarding services:    In the realm of freight forwarding, our main customers are local agents who facilitate the export and import processes for various businesses. These agents rely on our expertise in Freight forwarding services to navigate the complexities of international shipping, ensuring that goods are transported efficiently from Hong Kong to their final destinations. By establishing strong relationships with these local agents, we provide them with reliable logistics support, enabling them to fulfill their clients’ shipping needs while optimizing transit times and costs.

On-demand warehousing and/or delivery services:    Our on-demand warehousing and delivery services primarily serve local agents who require flexible logistics solutions to accommodate varying inventory levels and delivery schedules. These customers benefit from our strategic warehousing locations and our ability to provide quick, efficient local deliveries. By offering tailored storage options and responsive delivery services, we empower local agents to manage their logistics operations more effectively, enhancing their service offerings to end customers.

By focusing on these key customer segments across our target markets, we are positioned to meet the growing demand for logistics solutions that are not only efficient but also scalable. Our commitment to understanding and addressing the unique needs of each segment enables us to drive customer satisfaction and build long-term partnerships that contribute to mutual success.

Competition

The company’s main competitors include industry giants such as FedEx, UPS, and DHL, all of which are well-established players in the logistics and shipping sector. These companies have extensive networks and resources, enabling them to offer a wide range of services to customers globally. However, despite the competitive presence of these major players, our company distinguishes itself through specific advantages that cater to the unique needs of our target markets.

One of our primary competitive advantages is our ability to offer door-to-door delivery services at a relatively lower price point. This pricing strategy is particularly appealing to e-commerce platforms and local agents who are looking to optimize their logistics costs without compromising service quality. By leveraging our operational efficiencies and strategic partnerships, we can provide cost-effective solutions that meet the budgetary constraints of our clients.

Additionally, our focus on personalized customer service enhances our competitive edge. Unlike larger competitors, we prioritize building strong relationships with our clients, allowing us to offer tailored logistics solutions that align with their specific requirements. Our flexibility in adapting to the changing needs of our customers sets us apart in a market that often prioritizes standardized solutions.

Furthermore, our expertise in the Asian market, combined with our extensive network of local agents and suppliers, enables us to navigate regional complexities more effectively than our larger competitors. This localized knowledge allows us to streamline processes, minimize delays, and ensure timely deliveries, which are critical factors for e-commerce businesses.

In summary, while FedEx, UPS, and DHL dominate the logistics landscape, our company’s ability to provide cost-effective door-to-door delivery, personalized service, and regional expertise positions us as a compelling alternative for customers seeking reliable logistics solutions.

Competitive Strengths

We pride ourselves on offering affordable prices combined with timely tracking capabilities, which serve as key differentiators in our logistics services. Our competitive pricing structure is designed to provide exceptional value to our clients, making us an attractive choice for businesses looking to optimize their logistics costs without compromising on service quality. By effectively managing our operational efficiencies and leveraging strategic partnerships, we can deliver cost-effective solutions that cater to the budgetary constraints of our customers.

In addition to affordability, our commitment to timely tracking enhances the overall customer experience. We utilize advanced logistics delivery channels that offer real-time visibility into the status of shipments. This transparency allows our clients to monitor their deliveries at every stage of the shipping process, providing them with peace of mind and the ability to proactively manage their inventory and fulfillment needs.

By ensuring that our customers are informed throughout the shipping journey, we build trust and confidence in our services. This proactive communication not only helps in reducing anxiety related to shipping uncertainties but also fosters a sense of partnership with our clients. As a result, we are able to attract new customers while retaining existing ones, as they recognize the value we provide through our reliable and responsive logistics solutions.

Ultimately, our focus on affordability and timely tracking, combined with our dedication to exceptional customer service, positions us as a preferred logistics partner. By continually striving to meet and exceed the expectations of our clients, we create lasting relationships that drive customer loyalty and contribute to our sustained growth in the competitive logistics market.

Our Growth Strategy

Having already established and developed stable relationships with our major clients, coupled with our accumulated experience in the logistics sector, we are poised to build on our competitive strengths to expand our business scale and further solidify our market position in Hong Kong. Additionally, we aim to pursue further overseas expansion through a comprehensive set of strategic initiatives:

•        Enhance our business presence:

We plan to strengthen our footprint in key markets, including Hong Kong, Europe, North America, and South America. By increasing our visibility and operational capacity in these regions, we will better serve existing clients and attract new ones. This will involve targeted marketing efforts, participation in local trade shows, and engagement with industry networks to establish strong connections in each market.

•        Enhance the use of information technology:

We recognize the critical role that technology plays in modern logistics. Therefore, we aim to enhance the use of information technology to develop intelligent delivery and collection solutions. By integrating advanced tracking systems, data analytics, and automated processes, we can optimize our operations, improve delivery accuracy, and provide our customers with real-time insights into their shipments. This technological advancement will streamline our logistics processes and enhance overall customer satisfaction.

•        Expand Logistics Services Across Verticals:

To diversify our service offerings, we plan to expand into different verticals of the logistics supply chain. This includes exploring opportunities in areas such as cold chain logistics, specialized freight forwarding, and e-commerce fulfillment solutions. By broadening our service portfolio, we can cater to a wider range of customer needs and tap into new revenue streams.

•        Pursue strategic alliances and select acquisition opportunities:

We will actively seek strategic alliances with complementary businesses and explore selective acquisition opportunities that align with our growth objectives. By partnering with or acquiring organizations that enhance our capabilities, geographic reach, or service offerings, we can accelerate our expansion efforts and strengthen our competitive position in the market.

•        Recruit Experienced Personnel:

To support our ambitious expansion plans, we recognize the importance of having a skilled workforce. Therefore, we plan to recruit additional personnel, including staff and managers with extensive experience in logistics services. By bringing in top talent, we can enhance our operational efficiency and ensure that we have the expertise necessary to navigate the complexities of an expanding business landscape.

Further overseas expansion

The future overseas development plan for the company is designed to further strengthen its position in the global logistics industry by expanding into international markets, enhancing its global network, and improving service quality. This comprehensive approach aims to ensure that we not only meet but exceed the expectations of our clients across various regions.

Establishing Branches in Key Markets:

To effectively cater to customer needs and enhance service efficiency, the company plans to establish branches in strategic markets worldwide. These branches will serve as local hubs, enabling us to provide more personalized services and quicker response times. By being physically present in these markets, we can better understand local logistics challenges and customer preferences, allowing us to tailor our offerings accordingly.

Forming Strategic:

In conjunction with establishing branches, we will actively seek to form strategic partnerships with local logistics providers. This collaboration will enable us to leverage their expertise and established networks, optimizing transportation routes to enhance efficiency. By combining our strengths, we can reduce operational costs, improve delivery speed, and offer comprehensive logistics solutions that meet the diverse needs of our clients in each market.

Reinforcing Environmental Sustainability:

As part of our commitment to corporate social responsibility, we will reinforce our focus on environmental sustainability by adopting green logistics solutions. This includes implementing energy-efficient transportation methods, utilizing eco-friendly packaging materials, and optimizing warehouse operations to minimize waste. By prioritizing sustainability, we not only enhance our corporate image but also align with the growing expectations of consumers and businesses who value environmentally responsible practices.

Improving Service Quality:

Continuous improvement in service quality will be a cornerstone of our overseas development plan. We will invest in training programs for our staff to ensure they are equipped with the latest knowledge and skills in logistics management. Additionally, we will implement advanced technology solutions that enhance tracking, reporting, and communication with customers, ensuring transparency and reliability throughout the shipping process.

Achieving Sustainable Growth:

Through these strategies, we believe the company can stand out in the competitive global logistics landscape and achieve sustainable growth. By combining our expansion efforts with a commitment to quality, efficiency, and sustainability, we position ourselves as a forward-thinking logistics provider that not only meets the current demands of the market but is also prepared for future challenges.

In summary, our overseas development plan is a holistic approach aimed at enhancing our global presence while maintaining a strong focus on service excellence and environmental responsibility. By executing these strategies, we are confident that the company will strengthen its competitive edge, foster customer loyalty, and contribute positively to the global logistics industry.

Employees

As of the date of this prospectus, the Group had 9 employees. The following table sets forth the breakdown of our employees including appointed directors and officers as of the date of this prospectus by function:

Category	Number of Employees	Percentage of workforce
Key Management	3	33%
Operating Department	5	56%
Accounting Department	1	11%
Total	9	100%

As of June 30, 2024, all employees are located in Hong Kong, where our principal executive offices are situated. This strategic concentration facilitates effective communication and collaboration across all levels of the organization. In accordance with Hong Kong laws and regulations, we fulfill our obligations by contributing to the Mandatory Provident Fund (MPF), thereby ensuring that our employees have access to essential retirement savings. Furthermore, we maintain comprehensive insurance policies for our Hong Kong-based employees, providing them with essential coverage for health and workplace-related incidents.

As required by Hong Kong laws and regulations, we contribute to the mandatory provident fund and take out insurance policies for our Hong Kong-based employees.

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our headquarter is located at Office D, 19/F, EGL Tower, 83 Hung To Road, Kowloon, Hong Kong. The fixed term of the lease is 1 year, starting from January 17, 2024 to January 16, 2025, both days inclusive, and 1 year break clause tenancy from January 17, 2025 to January 16, 2026. The Company anticipates that it will renew the lease. The rent amount of the lease is HK$25,000 (inclusive of government rents, government rates and management fee) per calendar month during the term. The office takes up approximately 1,500 square feet.

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Insurance

The Company does not carry any business interruption insurance, property insurance, or any other insurance policy. The Company offers employees social security insurance including endowment insurance, medical insurance, unemployment insurance, maternity insurance, employment injury insurance and housing provident fund as required by Hong Kong government regulations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Hong Kong Regulations

As we conduct business primarily in Hong Kong through our wholly-owned subsidiary Speed Logistics Global Limited, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”), which came into full effect in Hong Kong on February 6, 1959. The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which came into full effect in Hong Kong on August 1, 1996, aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

Principle 1 — purpose and manner of collection of personal data;

Principle 2 — accuracy and duration of retention of personal data;

Principle 3 — use of personal data;

Principle 4 — security of personal data;

Principle 5 — information to be generally available; and

Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

if the data user holds such data, to be supplied with a copy of such data; and the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into full effect in Hong Kong on April 1, 1981, aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Supply of Services

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSITO”), which came into full effect in Hong Kong on October 21, 1994, stipulates that in a contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SSITO provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SSITO also provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Hong Kong Laws and Regulations relating to Sales of Goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), which came into full effect in Hong Kong on August 1, 1896, in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong Laws and Regulations relating to Exemption Clauses in a Contract

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which came into full effect in Hong Kong on December 1, 1990 aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Hong Kong Laws and Regulations relating to Intellectual Properties Rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong), which came into full effect in Hong Kong on June 27, 1997 provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment)Ordinance 2016, which came into full effect in Hong Kong on December 19, 2019 provide a new framework for a new patent system — an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”), which came into full effect in Hong Kong on July 13, 2001 provides comprehensive protection for recognized categories of work including artistic work. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner as it may constitute primary infringement. The Copyright Ordinance provides that a person may also incur liability for secondary infringement if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Hong Kong Laws and Regulations relating to Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2023, the statutory minimum hourly wage rate is HK$40. Failure to comply with MWO constitutes an offence under EO.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Mr. Cheuk Man Chui	45	Director and Chairman of the Board
Mr. Jinruo Zhang	40	Chief Executive Officer and Director
Mr. Jie Zhao	40	Chief Operations Officer and Director
		Independent Director Nominee
		Independent Director Nominee
		Independent Director Nominee
		Independent Director Nominee

Biography

Mr. Cheuk Man Chui, aged 45, is a seasoned professional with extensive experience in the logistics industry, spanning over two decades. His career has been marked by significant contributions to various prominent companies, where he has honed his skills in operations management, sales, and strategic planning.

Mr. Chui began his career at Jetco International Freight Limited, where he served as the Air Operations Specialist. In this role, he was responsible for booking and planning cargo space, ensuring efficient and timely logistics solutions for clients.

He then advanced to AOE Freight (HK) Limited as an Operations Supervisor, where he continued to excel in booking and planning cargo space. His management skills shone through as he took on greater responsibilities, overseeing operational workflows and team performance.

Transitioning into sales, Mr. Chui took on the role of Sales Manager at AFL Logistics Limited. Here, he combined his operational expertise with sales strategies to drive business growth and client satisfaction. His success in this position led him to become a Regional Manager at ASR Logistics Holdings Limited, where he further developed his management and sales acumen, overseeing multiple teams and contributing to the company’s expansion.

Expanding his horizons, Mr. Chui also served as the E-commerce Director of Easy Speed International Logistics Limited, where he focused on integrating digital solutions into logistics management, enhancing the company’s service offerings in the rapidly evolving e-commerce sector.

Currently, Mr. Chui is the Director of the Company. In this leadership role, he continues to leverage his extensive experience in management and sales to drive strategic initiatives and foster innovation in logistics services.

Mr. Jinruo Zhang, aged 40, is a seasoned professional in the logistics industry with extensive experience in management and operations. He began his career as an Assistant Manager at Joyful Enterprises (Shenzhen) Limited, where he was responsible for overseeing various operational aspects and ensuring efficient management practices.

Following this role, Mr. Zhang served as a Courier Supervisor at AOE Freight (Shenzhen) Limited. In this position, he further honed his management skills and operational expertise, successfully leading teams to meet organizational goals.

Mr. Zhang then advanced to the role of Country Manager at Wholetrans (HK) Limited. Here, he was pivotal in managing operations and ensuring seamless logistics solutions across the region. His career continued to flourish when he took on the role of E-commerce Manager at Best Express (HK) Limited, where he integrated operational management with e-commerce strategies.

Before joining Speed Logistics Global Limited, Mr. Zhang was the Operation Manager at Easy Speed International Logistics Limited. In this capacity, he managed daily operations and implemented effective strategies that enhanced overall performance for E-commerce business.

Currently, Mr. Zhang serves as a Director of the Company. In this leadership role, he focuses on management and operational excellence, driving the Company’s growth and success in the logistics sector.

Mr. Jie Zhao, aged 40, is an entrepreneur with over 10 years of extensive experience in financial management and capital market services. Mr. Zhao started his business as co-founder of Shenzhen Zero Latitude Digital Technology Co., Ltd., which primarily provides comprehensive customer relationship management solutions and strategic marketing planning services for government and real estate enterprises. In 2009, Mr. Zhao founded Shenzhen Tengwei Chuangzhan New Media Co., Ltd., which mainly produces exhibition content for government and real estate companies. From 2014 to 2019, Mr. Zhao served as the Managing Director of Shenzhen Huayang Capital Holdings Co., Ltd., responsible for project investment and financing as well as coordinating internal operations. From 2019 to 2020, he served as the Managing Director of Sihai Changshi United Holdings Co., Ltd., providing professional financial advisory services.Since 2020, Mr. Zhao has been the founder and chairman of Shenzhen Jasons Consulting Co., Ltd., which mainly engages in providing merger and acquisition consulting, financial consulting, and capital market advisory services.Since 2024, Mr. Zhao has been the Executive Director and Chairman of Volcano Spring International Holdings Limited, a listed company on the Hong Kong Stock Exchange (code 01715.HK), primarily engaged in the research, development, production, and sales of kitchen utensils and health products.

Currently, Mr. Zhao serves as Chief Operations Officer and Director of the Company and is in charge of daily operations of the company.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason, and such termination shall take effect 30 days after the receipt by the Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his or her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him or herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We will enter into director agreements with each of our independent directors, which agreements set forth the terms and provisions of their respective engagements.

In addition, we will enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Memorandum and Articles of Association.

Compensation of Directors and Executive Officers

For the fiscal years ended June 30, 2023 and 2024, we paid $51,282 and $166,666 to our executive officers for his services. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a Hong Kong government-mandated defined contribution plan.

Board of Directors and Committees

Our board of directors currently consists of four directors. The NASDAQ Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors, however, as a foreign private issuer we are permitted to follow the corporate governance practice of the Cayman Islands, which does not require a majority of independent directors on our board.

Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for severance payments upon termination of service.

We have established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. Each of the committees of the board of directors is described below.

Audit Committee

[    ], [    ], and [    ] are members of our Audit Committee; [    ] serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

•        evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

•        approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

•        monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        oversee all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board of directors;

•        review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

•        provide oversight assistance in connection with legal, ethical, and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

We have determined that [    ] possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

[    ], [    ], and [    ] are members of our Compensation Committee; [    ] serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

•        approve compensation principles that apply generally to Company employees;

•        make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

•        administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

•        select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

•        annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

•        determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Corporate Governance and Nominating Committee

[    ], [    ], and [    ] are members of our Corporate Governance and Nominating Committee; [    ] serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

•        Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors’ director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

•        Recommend directors for appointment to Board committees;

•        Make recommendations to the board of directors as to determinations of director independence;

•        Oversee the evaluation of the board of directors;

•        Make recommendations to the board of directors as to compensation for the Company’s directors; and

•        Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that [    ], [    ], [    ] and [    ] are “independent directors” as defined by NASDAQ.

Code of Ethics

We have adopted a code of ethics that applies to all executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director if he or she (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; (d) without special leave of absence from the Directors, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or (e) is removed from office pursuant to any other provision of the Memorandum and Articles of Association.

Our officers are elected by and serve at the discretion of the board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security, of which that person has a right to acquire beneficial ownership within 60 days.

Applicable percentage ownership prior to the offering is based on 15,000,000 Ordinary Shares outstanding as of the date of this prospectus. The table also lists the percentage ownership after this offering based on Ordinary Shares outstanding immediately after the completion of this offering sale of 1,500,000 Ordinary Shares, assuming the Underwriter does not exercise its over-allotment option.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
Name of Beneficial Owners	Number	%	Number	%
Directors and Executive Officers:
Cheuk Man Chui	3,825,000	25.5	3,825,000	23.18
Jinruo Zhang	3,825,000	25.5	3,825,000	23.18
Jie Zhao	4,470,000	29.8	4,470,000	27.11
5% or Greater Shareholders:
Cheuk Man Chui	3,825,000	25.5	3,825,000	23.18
Jinruo Zhang	3,825,000	25.5	3,825,000	23.18
Jie Zhao	4,470,000	29.8	4,470,000	27.11
Superb Capital Group Limited	3,825,000	25.5	3,825,000	23.18
Fortune Centre International Limited	3,825,000	25.5	3,825,000	23.18
Times Fortune Investment Company Limited	4,470,000	29.8	4,470,000	27.11
All directors and executive officers as a group (3 individuals)

____________

(1)      Except as otherwise indicated below, the business address for our directors and executive officers is at Office D, 19/F, EGL Tower, 83 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(2)      Each of Cheuk Man Chui, Jinruo Zhang and Jie Zhao will serve as our directors upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

(3)      Cheuk Man Chui is a director of the Company, owns 100% of the equity interests in Fortune Centre International Limited. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Cheuk Man Chui may be deemed to have voting and investment power with respect to the 3,825,000 Ordinary Shares held by Fortune Centre International Limited. The registered address of Fortune Centre International Limited is Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)      Jinruo Zhang is a director of the Company, owns 100% of the equity interests in Superb Capital Group Limited. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Jinruo Zhang may be deemed to have voting and investment power with respect to the 3,825,000 Ordinary Shares held by Superb Capital Group Limited. The registered address of Superb Capital Group Limited is Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)      Jie Zhao is a director of the Company, owns 100% of the equity interests in Times Fortune Investment Company Limited. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Jie Zhao may be deemed to have voting and investment power with respect to the 4,470,000 Ordinary Shares held by Times Fortune Investment Company Limited. The registered address of Times Fortune Investment Company Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

RELATED PARTY TRANSACTIONS

Transactions with Certain Related Parties

For the years ended June 30, 2024 and 2023, we entered into certain related party transactions as set forth below.

(1) Related parties with transactions and related party relationships

Name	Relationship with the Company
Komily Trading Company Limited	Under significant influence of Cheuk Man CHUI and Jinruo ZHANG, who are directors of Speed Logistics
Jie ZHAO	A director of controlling company of Speed Logistics after Reorganization
Cheuk Man CHUI	A director of Speed Logistics
Jinruo ZHANG	A director of Speed Logistics

(2) Balances with related parties

As of June 30, 2024 and 2023, the balances with related parties were as follows:

		As of June 30,
Name	Nature	2024	2023
Komily Trading Company Limited(1)	Accounts payable, net	$26,265	$—
Komily Trading Company Limited(2)	Amounts due from a related party, net	$12,821	$—
Jie Zhao(3)	Amounts due to related parties	$230,769	$—
		$230,769	$—

____________

(1)      The balance as of June 30, 2024 represents Freight forwarding services Cost of Services income payable to the related party. The balance was fully settled subsequently.

(2)      The balances as of June 30, 2024 and 2023 represented advances to related company, after allowance for expected credit losses, for its operational purposes. The balances were unsecured, non-interest bearing and repayable on demand. As of the date these financial statements were issued, the balances have not been settled.

(3)      The balances as of June 30, 2024 and 2023 represented advances from a director for the Company’s operational purposes. The balances were unsecured, non-interest bearing and repayable on demand. As of the date these financial statements were issued, the balances have not been settled.

(3) Transactions with related parties

		For the Years Ended June 30,
Name	Nature	2024	2023
Komily Trading Company Limited(1)	Cost of revenues	$182,716	$—
Cheuk Man CHUI(2)	Salaries	$100,000	$30,769
Jinruo ZHANG(2)	Salaries	66,667	20,513
		$166,667	$51,282

____________

(1)      The amount for the year ended June 30, 2024 represented sub-contracting fees incurred in relation to Freight forwarding services rendered.

(2)      The amount for the year ended June 30, 2024 and 2023 represented salaries to the directors of Speed Logistics.

DESCRIPTION OF SHARE CAPITAL

Speed Group is a Cayman Islands exempted company incorporated with limited liability and its affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Companies Act and the common law of the Cayman Islands. A copy of our memorandum and articles of association is filed as an exhibit to this Registration Statement (the “Memorandum” and “Articles”, respectively). The following description of our share capital and provisions of our Memorandum and Articles are summaries only and do not purport to be complete.

As of the date of this prospectus, the Company’s authorized share capital is US$10,000 divided into: (i) 85,000,000 Ordinary Shares with a par value of US$0.0001 per share; and (ii) 15,000,000 preferred shares with a par value US$0.0001 per share (the “Preferred Shares”). As of the date of this prospectus, 15,000,000 Ordinary Shares are issued and outstanding and no Preferred Shares are issued and outstanding. All of the Company’s issued and outstanding Ordinary Shares are fully paid. Immediately upon the completion of this offering, there will be 16,500,000 Ordinary Shares outstanding, assuming the underwriter does not exercise the over-allotment option.

Our Memorandum and Articles of Association

Ordinary Shares

Dividends.    Subject to the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles, (i) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (ii) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights.    Subject to any rights or restrictions for the time being attached to any class or classes of shares, every shareholder of record present in person or by proxy shall have one vote for each share registered in his name in the register of Members. A resolution put to the vote of a meeting shall be decided on a poll. Unless otherwise required by the Cayman Companies Act and the Memorandum and Articles, holders of Ordinary Shares and Preferred Shares shall, at all times, vote together as a single class on all matters submitted to a vote for shareholders’ approval. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Shares at a meeting. A special resolution will be required for important matters such as making changes to our memorandum and articles of association. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Winding Up; Liquidation.    Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares (if any) as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

•        either alone or jointly with any other person, whether or not that other person is a shareholder; and

•        whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the Articles. We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the Articles, such notice has not been complied with.

Redemption, Repurchase and Surrender of Ordinary Shares.    Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

No Preemptive Rights.    Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Cayman Companies Act, be only be varied if one of the following applies: (i) the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or (ii) the variation is made with the sanction of a special resolution passed at a separate general meeting of the Members holding the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Anti-Takeover Provisions.    Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.    We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

As at the date of this prospectus, the Company has not issued any Preferred Shares. Under the Articles, before any Preferred Shares of any series are issued, the directors of the Company shall, without limitation, fix, by resolution of directors, the following provisions of such series:

•        the number of shares constituting such series; and

•        the dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, liquidation preferences.

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements.

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)     an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)    an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)     an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Indemnification of Directors and Executive Officers and Limitation of Liability.    The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our Articles provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Cayman Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is similar to but little more lax than that permitted under the Delaware General Corporation Law for a Delaware corporation, which permits indemnification if the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Delaware corporation, and, with respect to any criminal action or proceeding, such person to be indemnified had no reasonable cause to believe such person’s conduct was unlawful. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction and base such director’s decision on such information. In doing so, a Delaware director is entitled to rely in good faith on corporation’s records and on information, opinions, reports or statements presented to the board by the company’s officers, employees or board committees, or by other parties as to matters the director reasonably believes are within such other parties’ professional or expert competence and who have been selected for the company with reasonable care. Further, Delaware corporations may include in their certificates of incorporation an exculpation provision for the benefit of its directors. At its maximum strength, such an exculpatory provision eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of the duty of care (but not, among other things, breaches of the duty of loyalty). The duty of loyalty requires that a director acts independently and in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation (the “Business Judgement Rule”). However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. To rebut the presumption, a party attempting to so rebut has the burden of presenting evidence that directors were at least grossly negligent in not becoming adequately informed or were motivated by interests other than those of the company’s stockholders as a whole (or acted in bad faith by consciously disregarding a known duty). Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held in the case of special resolution.

Shareholder Proposals.    Under the Delaware General Corporation Law, the by-laws may afford shareholders the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles allow one or more of our shareholders who together hold at least ten percent (10%) of the rights to vote to requisition a general meeting of our shareholders, in which case our board is obliged to call such meeting.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise. Under our current Memorandum and Articles of Association, directors may be removed by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) is prohibited by the law of the Cayman Islands from acting as a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) with the consent of the other directors, is absent from meetings of our board for a continuous period of six months; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association. Under the Articles, subject to the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a super majority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Cayman Companies Act and our current Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class. Under Cayman Islands law and our current Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides for a greater required number of shares for approval. As permitted by Cayman Islands law, our current Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our current memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Ordinary Shares. We cannot assure you that a liquid trading market for our Ordinary Shares will develop on NASDAQ or be sustained after this offering. Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares. Further, since a large number of our Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of 16,500,000 Ordinary Shares outstanding, assuming no exercise of the Underwriter’s over-allotment option. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, 15,000,000 Ordinary Shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of 16,500,000, or 91%, of our currently outstanding Ordinary Shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of one hundred of eighty (180) days after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	1,500,000	Freely tradable shares sold in the offering.
90 days	0	Shares saleable under Rule 144.
180 days after the closing of this offering	15,000,000	Shares saleable after expiration of the lock-up.

Rule 144

All of our Ordinary Shares that will be issued and outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, except that sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•        1% of the number of shares of our authorized share capital then outstanding, which will equal approximately [165,000] Ordinary Shares immediately after this offering assuming no exercise of the Underwriter’s over-allotment option; or

•        the average weekly trading volume in our Ordinary Shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. We do not currently have any compensatory stock plan for our employees, consultants or advisors.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our Ordinary Shares or other securities convertible into or exchangeable or exercisable for our Ordinary Shares or derivatives of our Ordinary Shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or Ordinary Shares issuable upon exercise of options or warrants held by these persons until after one hundred of eighty (180) days following the effective of the registration statement of which this prospectus forms a part.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreement may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to the Company in general, and the trading pattern of, and demand for, the Company’s securities in general.

TAXATION

The following discussion of material Cayman Islands, Hong Kong, BVI and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier Global (Cayman) Limited, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Ho Kan Lawyers, our Hong Kong counsel. To the extent that the discussion relates to the matters of U.S. Federal Income Taxation, it represents the opinion of CFN Lawyers LLC, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Profit Taxation

Our subsidiary incorporated in Hong Kong was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2022/2023. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares. Moreover, gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong, such as in the Cayman Islands, are not subject to Hong Kong profits tax.

BVI Taxation

The BVI currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the BVI except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the BVI. The BVI is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the BVI.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the BVI and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to BVI income or corporation tax.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares.

However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

UNDERWRITING

We expect to enter into an underwriting agreement dated on the date of this prospectus with the underwriters named below, for whom R.F. Lafferty & Co., Inc. is acting as the representative with respect to the Ordinary Shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we have agreed to issue and sell to the Underwriter the number of shares indicated below:

Name	Number of shares
R.F. Lafferty & Co., Inc.	1,500,000
Total	1,500,000

The underwriters are offering the shares subject to its acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the Underwriter’s over-allotment option described below.

Over-Allotment Option

We have agreed to grant to the Underwriter an over-allotment option, exercisable within 45 days after the date of this prospectus, to purchase up to an additional 225,000 Ordinary Shares (15% of the Ordinary Shares offered to the public) at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Underwriting Discounts and Expenses

The underwriters will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $4.65 per share, assuming an initial public offering price of $5.00 per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Underwriter No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to 7.0% of the public offering price on each of the Ordinary Shares being offered.

The table below shows the initial public offering price per Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase up to an additional 225,000 Ordinary Shares.

	Per Share	Total
		No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price(1)	$5.00	$7,500,000	$8,625,000
Underwriting discounts to be paid by us(1)	$0.35	$525,000	$603,750
Proceeds, before expenses, to us	$4.65	$6,975,000	$8,021,250

____________

(1)      Initial public offering price per share is assumed as $5.00 per Ordinary Share which is set forth on the cover page of the Public Offering Prospectus. Represents an underwriting discount equal to 7% per Ordinary Share, which is the underwriting discount we have agreed to pay for sales to investors in this offering introduced by the underwriters. The fees do not include the expense reimbursement provisions described below or the 1% non-accountable expense allowance.

We have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them up to an aggregate of $200,000 (including the Advance described below), including fees and disbursements of their counsel, with respect to this offering. We have paid an advance of $25,000 to the underwriters (the “Advance”), which will be applied against the out-of-pocket accountable expenses that will be reimbursed by us in connection with this offering. Any portion of the Advance will be returned to us in the event it is not actually incurred.

In addition, at the closing of the offering, we shall reimburse the underwriter one percent (1%) of the gross proceeds of the offering as a non-accountable expense allowance.

Right of First Refusal

In addition, the Company agrees to grant the underwriters a right of first refusal (the “Right of First Refusal”), exercisable at the sole discretion of the Underwriter, for twelve months from the closing day of this offering, to provide investment banking service to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents. For these purposes, the investment banking service includes, without limitation, (a) acting as leading manager for any underwritten public offering; and (b) acting as exclusive placement agent, initial purchaser in connection with any private offering of securities of the Company. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for “cause,” which shall mean a material breach by the Underwriter of the Engagement Letter or a material failure by the Underwriter to provide the services as contemplated by the Engagement Letter.

Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending 180 days after the closing of the offering (the “restricted period”):

•        sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of three (3) months from the effective date of the registration statement of which this prospectus forms a part:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we expect to consider a number of factors, including:

•        the information set forth in this prospectus and otherwise available to the underwriters;

•        our prospects and the history and prospects for the industry in which we compete;

•        an assessment of our management;

•        our prospects for future earnings;

•        the general condition of the securities markets at the time of this offering;

•        the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

•        other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We will apply to have our Ordinary Shares approved for listing on the Nasdaq under the symbol “SPEED”. We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Ordinary Shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Underwriter or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter, and should not be relied upon by investors. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Ordinary Shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries and regions.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Ordinary Shares, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares in the Cayman Islands.

Hong Kong.    This prospectus may not be circulated or distributed in Hong Kong. Please note that the Ordinary Shares have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and

Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Taiwan.    The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NASDAQ listing fee, all amounts are estimates.

SEC Registration Fee	$3,208
NASDAQ Listing Fee	50,000
FINRA Filing Fee	3,605
Printing and Engraving Expenses	28,000
Legal Fees and Expenses	540,000
Accounting Fees and Expenses	490,000
Underwriting	200,000
Miscellaneous	50,000
Total expenses	$1,364,813

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

The Company is being represented by CFN Lawyers LLC, with respect to legal matters of United States federal securities law. The validity of the Ordinary Shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Ogier. The Company is being represented by Ho Kan Lawyers with regard to Hong Kong law. CFN Lawyers LLC, may rely upon Ho Kan Lawyers with respect to matters governed by Hong Kong law. Loeb&Loeb LLP is acting as U.S. counsel for the underwriter.

EXPERTS

The consolidated financial statements as of and for the fiscal years ended June 30, 2024 and 2023, included in this prospectus have been so included in reliance on the report of Assentsure PAC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The registered business address of Assentsure PAC is 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at https://slghk.com/en/ as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

INDEX TO FINANCIAL STATEMENTS

SPEED GROUP HOLDINGS LIMITED

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Speed Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Speed Group Holdings Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AssentSure PAC

AssentSure PAC

We have served as the Company’s auditor since 2024.

Singapore

PCAOB ID# 6783

March 28, 2025

SPEED GROUP HOLDINGS LIMITED
Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30,
	2024	2023
Assets
Current Assets
Cash and cash equivalents	$2,586,373	$293,285
Accounts receivable, net	2,413,637	934,284
Contract assets	1,078,939	18,444
Amounts due from a related party, net	12,821	—
Deposits and other receivables, net	48,053	16,282
Total current assets	6,139,823	1,262,295

Non-current assets
Property and equipment, net	5,864	20,711
Operating lease right-of-use assets	18,620	41,221
Total non-current assets	24,484	61,932
Total assets	$6,164,307	$1,324,227

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$3,088,350	$735,884
Accounts payable – related party	26,265	—
Deferred revenue	1,311,094	400,256
Amounts due to related parties	230,769	—
Income tax payable	339,109	37,839
Operating lease liabilities, current	18,899	25,893
Accrued expenses and other liabilities	3,846	21,621
Total current liabilities	5,018,332	1,221,493

Non-current liabilities
Operating lease liabilities, non-current	—	15,836
Total non-current liabilities	—	15,836
Total liabilities	5,018,332	1,237,329

Commitments and contingencies (Note 14)

Shareholders’ equity
Preferred shares US$0.0001 par value, 15,000,000 authorized; nil share issued and outstanding as of June 30, 2024 and 2023; Ordinary shares US$0.0001 par value, 85,000,000 shares authorized, 15,000,000 shares issued and outstanding as of June 30, 2024 and 2023*	—	—
Additional paid-in capital	1,282	1,282
Retained earnings	1,144,693	85,616

Total shareholders’ equity	1,145,975	86,898

Total liabilities and shareholders’ equity	$6,164,307	$1,324,227

____________

*        Retroactively restated for effect of corporate reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

SPEED GROUP HOLDINGS LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended June 30,
	2024	2023
Revenues	$17,896,187	$5,268,163
Total revenues	17,896,187	5,268,163

Cost of revenues – third parties	(15,346,561)	(4,558,879)
Cost of revenues – related party	(182,716)	—
Total cost of revenues	(15,529,277)	(4,558,879)

Gross profit	2,366,910	709,284

Operating expenses
General and administrative expenses	(447,222)	(343,784)
Total operating expenses	(447,222)	(343,784)

Income from operations	1,919,688	365,500

Other income (expense), net
Interest income	8,835	1,618
Interest expense	(2,128)	(1,199)
Sundry income	1,208	—
Total other income, net	7,915	419

Income before income tax expenses	1,927,603	365,919
Income tax expenses	(301,270)	(37,839)
Net income, representing total comprehensive income	1,626,333	328,080

Earnings per share:
Basic and diluted	$0.11	$0.02

Weighted average number of ordinary shares outstanding:
Ordinary shares – Basic and diluted	15,000,000	15,000,000

____________

*         Retroactively restated for effect of corporate reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

SPEED GROUP HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in U.S. dollar, except for the number of shares)

	Ordinary shares		Additional paid-in capital	Retained earnings	Total
	Number issued*	Amount
Balance as of June 30, 2022	15,000,000	$—	$1,282	$9,844	$11,126

Dividend declared	—	—	—	(252,308)	(252,308)
Net income	—	—	—	328,080	328,080

Balance as of June 30, 2023	15,000,000	—	1,282	85,616	86,898

Dividend declared	—	—	—	(567,256)	(567,256)
Net income	—	—	—	1,626,333	1,626,333

Balance as of June 30, 2024	15,000,000	$—	$1,282	$1,144,693	$1,145,975

____________

*        Retroactively restated for effect of corporate reorganization (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

SPEED GROUP HOLDINGS LIMITED
Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Years Ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$1,626,333	$328,080
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	37,090	15,963
Gain on early termination of lease	(779)	—
Gain on disposal of property and equipment	(430)	—
Interest expenses	2,128	1,199

Change in operating assets and liabilities:
Accounts receivable, net	(1,479,353)	(917,970)
Deposits and other receivables, net	(31,771)	(16,282)
Contract assets	(1,060,495)	(18,444)
Amount due from a related party	(12,821)	—
Accounts payable	2,378,731	676,164
Deferred revenue	910,838	400,256
Operating lease liabilities	(33,257)	(10,340)
Income tax payable	301,270	37,839
Accrued expenses and other liabilities	212,994	20,980
Net cash provided by operating activities	2,850,478	517,445

Cash flows from investing activities:
Purchases of property and equipment	(2,109)	(25,826)
Proceeds from disposal of property and equipment	14,103	—
Net cash provided by (used in) investing activities	11,994	(25,826)

Cash flows from financing activities:
Dividend paid	(567,256)	(252,308)
Interest paid	(2,128)	(1,199)
Net cash used in financing activities	(569,384)	(253,507)

Net increase in cash and cash equivalents	2,293,088	238,112
Cash and cash equivalents, beginning of year	293,285	55,173
Cash and cash equivalents, end of year	$2,586,373	$293,285

The accompanying notes are an integral part of these consolidated financial statements.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

1. Organization and Description of Business

Speed Group Holdings Limited (“Speed Group”) is a company incorporated in the Cayman Islands with limited liability on September 30, 2024. Speed Group has no substantial operations other than holding all of the outstanding share capital of Major Strategic Investment Limited.

Major Strategic Investment Limited (“Major Strategic”) is a company incorporated in BVI with limited liability on November 1, 2024. Major Strategic has no substantial operations other than holding all of the outstanding share capital of Speed Logistics Global Limited.

Speed Logistics Global Limited (“Speed Logistics”), a wholly-owned subsidiary of Speed Group, is a company incorporated in Hong Kong with limited liability on June 23, 2021, with a share capital of $1,282 (approximately HK$10,000). Speed Logistics is engaged in provision of freight forwarding services.

Details of Speed Group and its subsidiaries (together the “Company” or the “Group”) are set out in the table as follows:

Name	Place of Incorporation	Date of Incorporation	Ownership %	Principal activity
Speed Group Holdings Limited	Cayman Islands	September 30, 2024	Parent	Investment holding
Major Strategic Investment Limited	BVI	November 1, 2024	100	Investment
Speed Logistics Global Limited	Hong Kong	June 23, 2021	100	Provision of freight forwarding and logistics services

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) has been completed on November 15, 2024 by carrying out a sequence of contemplated transactions, where the Speed Group becomes the holding company of all entities discussed above.

Immediately before the Reorganization, Speed Logistics was wholly owned by Cheuk Man CHUI and Jinruo ZHANG. Speed Logistics functions as the operational entity. Speed Group, incorporated on September 30, 2024 by registered agent, was established with the sole purpose of acting as holding company of the Company. Speed Group had not engaged in any business activities before the transfer. Subsequently on November 1, 2024, Major Strategic was established with 100% of its shares held by Speed Group. On November 15, 2024, Cheuk Man Chui and Jinruo Zhang transferred 100% ownership interest in Speed Logistics to Major Strategic, a wholly owned subsidiary of Speed Group.

Since November 15, 2024, Major Strategic and Speed Logistics are wholly owned by the Company.

Immediately before and after the Reorganization, Speed Group, Major Strategic and Speed Logistics remained under the complete ownership of Cheuk Man Chui and Jinruo Zhang and were under the control of the same group of shareholders. Consequently, the Reorganization is classified as a common control transaction under ASC 805.

The movement in number of Ordinary Shares outstanding and issued in the Company are also detailed in the Note 10.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

1. Organization and Description of Business (cont.)

The following diagram illustrates our corporate structure, including the subsidiary, as of the date of this prospectus and immediately upon the completion of this offering:

As of the date of this prospectus

Immediately upon the completion of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

2. Summary of Significant Accounting Policies (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses against accounts receivable, amount due from related parties and other assets, determination of the useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

Accounts receivable, net

Accounts receivable represent income earned from the provision of freight forwarding services of which the Company has not yet received payment. Accounts receivable is recorded at the invoiced amount and adjusted for amounts management expects to collect from balances outstanding at period-end. In accordance with ASC 326 Financial Instruments-Credit Losses (ASC 326), the Company estimates the allowance for expected credit losses based on expected future uncollectible accounts receivable using forecasts of future economic conditions in addition to information about past events and current conditions. Management provides an allowance for expected credit losses based on the Company’s historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables when all attempts to collect have been exhausted and the prospects for recovery are remote. As of June 30, 2024 and 2023, no allowance for expected credit losses was recorded.

Deposits and other receivables, net

Deposits and other receivables mainly include deposits paid to Accelerated Global Solutions Inc, for custom clearance purpose, as well as the deposit for office rent.

Leases

On October 1, 2020, the Company adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company is a lessee of non-cancellable operating leases for corporate office premises. The Company determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

2. Summary of Significant Accounting Policies (cont.)

When determining the lease term, at lease commencement date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Company elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of June 30, 2024 and 2023, the Company did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Office equipment	5 years
Motor vehicle	3.33 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income under other income or expenses.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of June 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Accounts payable

Accounts payable are liabilities for goods and services provided to the Company prior to the end of the financial period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All accounts payable was recognized as current liabilities as of June 30, 2024 and 2023.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

2. Summary of Significant Accounting Policies (cont.)

Accrued expenses and other liabilities

Accrued expenses and other liabilities primarily represent obligations to pay staff costs and other operating service providers. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer;

Step 2:    Identify the performance obligations in the contract;

Step 3:    Determine the transaction price;

Step 4:    Allocate the transaction price to the performance obligations in the contract; and

Step 5:    Recognize revenue when the company satisfies a performance obligation.

The Company provides logistics services, primarily, to e-commerce client(s), shipping small parcels from Hong Kong to end nodes in Europe and North America. The services packages include warehousing, customs clearance, air transportation, and final delivery to the European airports, and to the end node clients’ addresses. The Company generates its logistics services revenue by purchasing transportation from airline and other forwarders and reselling those services to its customers.

In general, each shipment transaction or service order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due within 30 days from the date of invoice. The Company’s transportation transactions provide for the arrangement of the movement of freight to a customer’s destination. These performance obligations are satisfied and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer’s goods move from origin to destination. The performance obligation is fulfilled when the delivery is acknowledged by the customer, and therefore, revenue is recognized at that moment.

The Company also provides other services such as warehousing and distribution for its customers under contracts generally ranging from a few months to one year and include renewal provisions.

Warehousing and distribution services contracts provide for warehousing of the customer’s product and arrangement of transportation of the customer’s product. The Company’s performance obligations are satisfied over time as the customers simultaneously receive and consume the services provided by the Company as it performs. The transaction price is based on the consideration specified in the contract with the customer and contains fixed consideration. Revenue is recognized in the amount for which the Company has the right to invoice the customer, as this amount corresponds directly with the value provided to the customer for the Company’s performance completed to date. During the storage period, the Company has control of the goods before they are transferred to the customer, and bears the risk of goods, thus revenue is recognized at gross amount.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

2. Summary of Significant Accounting Policies (cont.)

Sources of revenues

A summary of the Company’s gross revenues disaggregated by major service lines and timing of revenue recognition for the years ended June 30, 2024 and 2023, respectively, are as follow:

	For the Years Ended June 30,
	2024	2023
Revenues from contracts with customers recognized at a point in time
E-Commence logistics	13,472,182	3,042,958
Freight forwarding services	4,266,477	2,109,989
Revenues from contracts with customers recognized over time
Warehousing	157,528	115,216
Total	$17,896,187	$5,268,163

Contract Assets and Contract liabilities

Contract assets represent estimated amounts for which the Company has the right to consideration for the services provided while a shipment is still in-transit but for which it has not yet completed the performance obligation and has not yet invoiced the customer.

Upon completion of the performance obligations, which can vary in duration based upon the method of transport and billing the customer, these amounts become classified within accounts receivable. Contract assets were $1,078,939 and $18,444 as of June 30, 2024 and 2023, respectively.

Contract liabilities consist of payment received from customers in excess of revenue recognized. Contract liabilities will be recognized as revenue when promised services are provided. No contract liabilities were recorded at June 30, 2024 and 2023, respectively. Additionally, these amounts are expected to be recognized as revenue within a twelve-month period from the reporting date of these financial statements, therefore being classified as current liabilities on the consolidated balance sheets.

Deferred offering costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Cost of revenues

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services.

Employee benefit plan

Employees of the Company located in Hong Kong participate in compulsory retirement benefit schemes, as mandated by local laws. In Hong Kong, contributions to the scheme are made by both the Company and its employees at a rate of 5% of the employees’ relevant salary income, subject to a cap on monthly relevant income of 30,000 Hong Kong Dollars (HK$) (equivalent to $3,846). For the years ended June 30, 2024, and 2023, the total amounts charged to the consolidated statements of operations and comprehensive income for the Company’s contributions to these retirement benefit schemes were $9,423 and $2,808, respectively

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

2. Summary of Significant Accounting Policies (cont.)

Income taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not consider that there was any uncertain tax position as of June 30, 2024 and 2023.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustments resulting from the Company translating its financial statements from functional currencies into reporting currency.

Earnings per share

The Company computes earnings per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2024 and 2023, the Company had no dilutive stocks.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

2. Summary of Significant Accounting Policies (cont.)

Convenience translation

Translations of the consolidated balance sheets, consolidated statement of income and consolidated statement of cash flows from HKD$ into US$ as of and for the year ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of HK$7.80 = US$1, based on the pegged rate determined by the Hong Kong’s linked exchange rate system. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024, or at any other rate.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of June 30, 2024 and 2023, financial instruments of the Company comprised primarily cash, accounts receivable, amounts due from related parties, other assets, accounts payable, accrued expenses and other liabilities. The Company concludes that the carrying amounts of these financial instruments approximate their fair values, due to the short-term nature of these instruments and the terms closely approximating market conditions.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

2. Summary of Significant Accounting Policies (cont.)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326) Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. This standard replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for expected credit losses. The Company adopted the new standard on October 1, 2020 and the Company recognizes the full impact of the new standard in these consolidated financial statements and makes related disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year to date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. Management is currently evaluating the impact of this guidance.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and cash flows.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

3. Risks and Uncertainty

Currency risk

The Company’s operating activities are mainly transacted in HK$ which is also the functional currency of the operating subsidiary. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

The Company considers that the overall foreign exchange risk is not significant, and the Company has not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject the Company to the credit risks consist of cash, accounts receivable, amounts due from related parties and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Company deposits its cash with reputable banks located in Hong Kong. As of June 30, 2024 and 2023, $2,586,373 and $293,285 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $64,103 (equivalent to HK$500,000) for each depositor at one bank, whilst the balances maintained by the Company may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in these bank accounts and management believes that the Company is not exposed to any significant credit risk on cash and restricted cash.

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable, contract assets, amounts due from related parties and deposits and other receivables. The Company performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Company also assesses historical collection trends, aging of receivables and general economic conditions. The Company considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2024, and 2023, the balances of allowance for expected credit losses were $Nil and $Nil, respectively.

Concentration risks

For the years ended June 30, 2024 and 2023, most of the Company’s assets were located in Hong Kong. At the same time, the Company considers that it is exposed to the following concentrations of risk:

(a)     Major customers

The following table sets forth information as to each customer that accounted for 10% of the Company’s revenues for the years ended June 30, 2024 and 2023:

	For the year ended June 30, 2024		For the year ended June 30, 2023
Customers	Revenues	% of revenues	Revenues	% of revenues
Customer A	$13,472,182	75.28	$3,042,958	57.76
Customer B	3,060,257	17.10	683,660	12.98
Customer C	—	—	1,360,724	25.83
Total:	$16,532,439	92.38	$5,087,342	96.57

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

3. Risks and Uncertainty (cont.)

(b)    Major suppliers

The following table sets forth information as to each supplier that accounted for 10% of the Company’s cost of revenues related to subcontracting and material expenses for the years ended June 30, 2024 and 2023:

	For the year ended June 30, 2024		For the year ended June 30, 2023
Suppliers	Cost of revenues	% of cost of revenues	Cost of revenues	% of cost of revenues
Supplier A	$6,772,911	43.61	$1,865,084	40.91
Supplier B	1,977,864	12.74	1,022,549	22.43
Supplier C	2,758,790	17.77	—	—
Total:	$11,509,565	74.12	$2,887,633	63.34

(c)     Receivables

The following table sets forth information as to each customer that accounted for 10% of the Company’s accounts receivable, after allowance for expected credit losses, as of June 30, 2024 and 2023:

	As of June 30, 2024		As of June 30, 2023
Customers	Accounts receivable	% of accounts receivable	Accounts receivable	% of accounts receivable
Customer A	$1,503,311	62.28	$545,795	58.42
Customer F	613,701	25.43	282,897	30.28
Customer C	244,845	10.14	—	—
Total:	$2,361,857	97.85	$828,692	88.70

(d)    Payables

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s accounts payable as of June 30, 2024 and 2023:

	As of June 30, 2024		As of June 30, 2023
Suppliers	Accounts payable	% of accounts payable	Accounts payable	% of accounts payable
Supplier A	$1,136,399	36.49	$333,108	45.27
Supplier D	723,013	23.21	167,198	22.72
Supplier G	605,060	19.43	92,967	12.63
Total:	$2,464,472	79.13	$593,273	80.62

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. As of June 30, 2024 and 2023, the Company was not exposed to floating interest rate risk on bank deposits and bank loans, particularly during periods when the interest rate is expected to fluctuate significantly.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

4. Accounts Receivable, Net

As of June 30, 2024 and 2023, accounts receivable, net consisted of the following balances:

	As of June 30,
	2024		2023
Third parties	$		$
Accounts receivable		2,413,637		934,284
Less: allowance for expected credit losses		—		—
Total accounts receivable-third parties, net		$2,413,637		$934,284

5. Amount Due from a Related Party, Net

As of June 30, 2024 and 2023, amount due from a related party, net consisted of the following balances:

	As of June 30,
	2024	2023
Amount due from a related party	$12,821	$—
Less: allowance for expected credit losses	—	—
Total amount due from a related party, net	$12,821	$—

As of June 30, 2024, the balance for amount due from a related party is $12,821, consisting of the loan to Komily Trading Company Limited.

6. ROU Assets and Operating Lease Liabilities

The Company has operating leases for office. The lease agreement does not specify an explicit interest rate. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Prime Rate minus 0.25% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments at the lease inception; the rate used by the Company was 6.0%.

As of June 30, 2024, the Company subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office D, 19/F., EGL Tower, 83 Hung To Road, Kwun Tong, Kowloon, Hong Kong	1 year from January 17, 2024 to January 16, 2025
Workshop 3, 7/F., GR8 Inno Tech Centre, 46 Tsun Yip Street, Kwun Tong, Kowloon, Hong Kong	2 years from February 9, 2023 to February 8, 2025. On February 8, 2024, the lease contract was terminated.

As of June 30, 2023, the Company subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Workshop 3, 7/F., GR8 Inno Tech Centre, 46 Tsun Yip Street, Kwun Tong, Kowloon, Hong Kong	2 years from February 9, 2023 to February 8, 2025

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

6. ROU Assets and Operating Lease Liabilities (cont.)

a)      Amounts recognized in the consolidated balance sheets:

	As of June 30,
	2024	2023
ROU	$18,620	$41,221

Operating lease liabilities
Current	$18,899	$25,893
Non-current	—	15,836
	$18,899	$41,729

Weighted average remaining lease terms (in years)	0.5	1.6

b)      Information related to operating lease activities during the years ended June 30, 2024 and 2023 are as follows:

	For the Years Ended June 30,
	2024	2023
Amortization of ROU assets	$33,807	$10,848
Accretion of interest on operating lease liabilities	2,128	1,199
Total operating lease expenses	$35,935	$12,047

c)      The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of June 30, 2024:

Total future lease payments in 2025	$19,231
Less: imputed interest	(332)
Present value of lease obligations	$18,899

The weighted-average discount rate used to determine the operating lease liabilities as of June 30, 2024 was 6.0%.

7. Property and Equipment, Net

As of June 30, 2024 and 2023, property and equipment, net, consisted of the following:

	As of June 30,
	2024	2023
Office equipment	$7,678	$5,569
Motor vehicle	—	20,257
Less: accumulated depreciation	(1,814)	(5,115)
Total property and equipment, net	$5,864	$20,711

Depreciation expense was $3,283 and $5,115 for the years ended June 30, 2024 and 2023, respectively.

8. Deposits and Other Receivables, Net

	As of June 30,
	2024	2023
Deposits	$48,053	$16,282
Less: allowance for expected credit losses	—	—
Other assets, net	48,053	16,282

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

9. Contract Assets

	As of June 30,
	2024	2023
Contract assets
Contract assets represent amounts for services provided but not yet completed and invoiced (contract asset)	$1,078,939	$18,444
Less: allowance for credit loss	—	—
Contract assets, net	$1,078,939	$18,444

Contract assets mainly consist of revenue recognized in excess of amounts paid or payable to the Company on uncompleted contracts. The contract assets balances as of June 30, 2024 and June 30, 2023 were $1.08 million and $18,444, respectively. The balance increased $1.06 million mainly due to improvements in supply chain management and enhanced service offerings which attracted more clients, further increasing the volume of contracts and, consequently, the associated assets. Overall, the increase in contract assets indicates the Company’s strategic focus on expanding its market presence and enhancing its service capabilities.

10. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 30, 2024, with an authorized share capital of 85,000,000 ordinary shares and 15,000,000 preferred shares, each with a par value of US$0.0001 per share.

At incorporation, one ordinary share was issued and outstanding. On November 4, 2024, an additional 14,999,999 ordinary shares were allotted and issued to the Company’s shareholders, bringing the total to 15,000,000 ordinary shares issued and outstanding. As of June 30, 2024 and 2023, 15,000,000 ordinary shares were issued and outstanding.

No preferred shares were issued or outstanding as of June 30, 2024 and 2023.

The issuance of ordinary shares was part of a reorganization of the Company and has been retroactively applied as if the transaction occurred at the beginning of the earliest period presented.

11. Dividends

During the year ended June 30, 2024 and 2023, the Company approved and declared a dividend of US$567,256 (equivalent to HK$4,424,600) and US$252,308 (equivalent to HK$1,968,000) respectively.

12. Income Taxes

Cayman Islands

Under the current and applicable laws of Cayman Islands, Speed Group is not subject to tax on income or capital gains under this jurisdiction.

BVI

Under the current and applicable laws of BVI, Major Strategic is not subject to tax on income or capital gains under this jurisdiction.

Hong Kong

Speed Logistics is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended September 30, 2024 and 2023, Hong Kong Profits Tax is calculated in accordance with the two-tiered

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

12. Income Taxes (cont.)

profits tax rates regime. The applicable income tax rate for the first HK$2 million (equivalent to $256,410) of assessable profits is 8.25% whereas assessable profits above HK$2 million (equivalent to $256,410) will be subject to an income tax rate of 16.5%. For any other entities, the applicable income tax rate is 16.5% on the entire assessable profits.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended June 30,
	2024	2023
Current taxes	$301,270	$37,839
Deferred taxes	—	—
Income tax expenses	$301,270	$37,839

A reconciliation of the difference between the expected income tax expense computed at Hong Kong income tax rate of 16.5% and the Company’s reported income tax benefits is shown in the following table:

	For the Years Ended June 30,
	2024	2023
Profit before income taxes	$1,927,603	$365,919
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	$318,054	$60,377
Income not taxable	(2,005)	(3,592)
Tax effect of two-tier tax rates	(21,154)	(21,154)
Non-deductible expense	6,760	2,977
Tax reduction	(385)	(769)
Income tax expense	$301,270	$37,839

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. For most taxpayers with simple affairs, the amendment period for an income tax assessment is 2 years from the date that a taxpayer issued with an assessment, while those with more complex affairs would extend to 4 years from the date that a taxpayer issued with an assessment.

As of June 30, 2024 and 2023, the Company had no open tax investigation from the tax authority.

13. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Komily Trading Company Limited	Under significant influence of Cheuk Man CHUI and Jinruo ZHANG, who are directors of Speed Logistics
Jie ZHAO	A director of controlling company of Speed Logistics after Reorganization
Cheuk Man CHUI	A director of Speed Logistics
Jinruo ZHANG	A director of Speed Logistics

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

13. Related Party Transaction and Balance (cont.)

b. Transactions with related parties

		For the Years Ended June 30,
Name	Nature	2024	2023
Komily Trading Company Limited	Cost of revenues	$182,716	$—

Cheuk Man CHUI	Salaries	$100,000	$30,769
Jinruo ZHANG	Salaries	66,667	20,513
		$166,667	$51,282

____________

(1)      The amount for the year ended June 30, 2024 represented sub-contracting fees incurred in relation to Freight forwarding services rendered.

(2)      The amount for the year ended June 30, 2024 and 2023 represented salaries to the directors of Speed Logistics.

c. Balance with related parties

			As of June 30,
Name		Nature	2024	2023
Komily Trading Company Limited	(1)	Accounts payable, net	$26,265	$—
Komily Trading Company Limited	(2)	Amounts due from a related party, net	$12,821	$—
Jie ZHAO	(3)	Amounts due to related parties	$230,769	$—

____________

(1)      The balance as of June 30, 2024 represents Freight forwarding services Cost of Services payable to the related party. The balance was fully settled subsequently.

(2)      The balances as of June 30, 2024 represented advances to related company, after allowance for expected credit losses, for its operational purposes. The balances were unsecured, non-interest bearing and repayable on demand. As of the date these financial statements were issued, the balances have not been settled.

(3)      The balances as of June 30, 2024 represented advances from a director of the Company for its operational purposes. The balances were unsecured, non-interest bearing and repayable on demand. As of the date these financial statements were issued, the balances have not been settled.

14. Commitments and Contingencies

Commitments

As of June 30, 2024 and 2023, the Company had neither significant financial nor capital commitment.

Contingencies

As of June 30, 2024 and 2023, the Company was not a party to any material legal or administrative proceedings. The Company further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Company’s results of operations, consolidated financial condition, or cash flows.

SPEED GROUP HOLDINGS LIMITED
Notes to Consolidated Financial Statements
For the Years Ended June 30, 2024 and 2023

15. Segment information

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making decisions, allocating resources and assessing performance.

The Company does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Company determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the majority of the Company’s revenue are derived in or from Hong Kong with all operation being carried out in Hong Kong. Therefore, no geographical segments are presented. The Company concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the consolidated financial statements.

16. Subsequent Events

On July 30, 2024, Speed Group entered into a convertible bond agreement with Jie ZHAO (“the lender”), whereas the lender agrees to convert a loan of $384,400 to shares of Speed Group. The conversion price will be determined based on the valuation results provided by an independent professional agency.

On November 15, 2024, as part of the reorganization, Cheuk Man CHUI and Jinruo ZHANG, the directors of Speed Logistics, have transferred their shares to Major Strategic Investment Limited.

On October 31, 2024, Speed Logistics Global Limited declared a dividend of $461,520 (equivalent to HK$3,600,000) to its shareholder, Cheuk Man CHUI. On October 31, 2024, Speed Logistics Global Limited declared dividends of $307,680 (equivalent to HK$2,400,000) to its shareholder, Jinruo ZHANG.

The Company evaluates all events and transactions that occur after June 30, 2024 up through the date the Company issues the consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

1,500,000 Ordinary Shares

Speed Group Holdings Limited

Until •, 2025 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[                ]

The date of this prospectus is •, 2025.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. Indemnification of Directors and Officers

We are a Cayman Islands exempted company with limited liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against own fraud, dishonesty, willful default or willful neglect or against the consequences of committing a crime. Our Articles of Association provides for, to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

Pursuant to the indemnification agreements, the form of which will be filed as an exhibit to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 8. Exhibits and Financial Statement Schedules

(a)     Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit Title
1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association*
4.1	Specimen Certificate for Ordinary Shares*
5.1	Opinion of ___________________ as to the legality of the Ordinary Shares being registered and certain Cayman Islands tax matters*
8.1	Opinion of _____________ regarding Hong Kong legal matters*
10.1
10.2
10.3
10.4
10.5
10.6
10.7	Employment Agreement by and between [ ] and the Company dated [ ]*
10.8	Employment Agreement by and between [ ] and the Company dated [ ]*

Exhibit No.	Exhibit Title
10.9	Form of Indemnification Agreement by between the Company and its directors and executive officers*
10.10
21.1	List of subsidiaries of the Registrant*
23.1	Consent of ________________*
23.2	Consent of _______________ (included in Exhibit 5.1)*
23.3	Consent of ______________ (included in Exhibit 8.1)*
23.4	Consent of _________________*
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1	Code of Business Conduct and Ethics*

____________

*        To be filed by amendment

**      Filed herewith

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hong Kong, on [    ], 2025.

Speed Group Holdings Limited.
By:	/s/
Name:
Title:	Chief Executive Officer and Chairman of the Board of Directors(Principal Executive Officer)

Power Of Attorney

Each person whose signature appears below constitutes and appoints each of __________ and ______________ as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/	Chief Executive Officer and Chairman of Board and Director	[ ], 2025
(Principal Executive Officer)
/s/	Chief Operating Officer and Director	[ ], 2025
(Principal Financial Officer and Principal Accounting Officer)
/s/	Director	[ ], 2025
/s/	Director	[ ], 2025
/s/	Director	[ ], 2025

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [    ]. has signed this registration statement on the [    ] day of [    ], 2025.

Authorized U.S. Representative COGENCY GLOBAL INC.
/s/
Name:
Title: Senior Vice President